Filed Pursuant to Rule 424(b)(5)

Registration File No. 333-182942

The information contained in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated August 1, 2013

Preliminary prospectus supplement

(To Prospectus dated July 31, 2012)

$250,000,000

Standard Pacific Corp.

      % Senior Notes due

This is an offering of $250 million of         % Senior Notes due              (the “notes”) of Standard Pacific Corp., a Delaware corporation (the “Company”). The notes will be guaranteed on a senior unsecured basis by the subsidiaries of the Company that have guaranteed its existing senior notes. The notes will bear interest at a rate of         % per year, payable semiannually in arrears on              and              of each year, beginning on             , 2014. The notes will mature on                         .

The Company may redeem some or all of the notes at any time prior to                     (the date that is six months prior to the scheduled maturity date of the notes) at the “make-whole” redemption price discussed in “Description of notes—Optional Redemption” plus accrued interest to the date of redemption. The Company may redeem some or all of the notes at any time on or after                     (the date that is six months prior to the scheduled maturity date of the notes) at a price equal to 100% of the principal amount of the notes redeemed plus accrued interest to the date of redemption. The Company must offer to repurchase the notes upon the occurrence of a change of control triggering event at the price described in this prospectus supplement in “Description of notes—Change of Control Triggering Event.”

The notes will be senior unsecured obligations of the Company. The guarantees of the notes will be senior unsecured obligations of the applicable subsidiary guarantor. Your right to payment under the notes will be equal with the rights of creditors under the Company’s or the subsidiary guarantors’ other existing and future general obligations (except for current and future obligations that may be subordinated to the notes or the applicable guarantee); effectively subordinated to any secured obligations of the Company or the subsidiary guarantors to the extent of the value of the collateral securing such obligations; and structurally subordinated to obligations of subsidiaries of the Company that are not guarantors.

The notes will not be listed on any securities exchange. Currently there is no public market for the notes.

Investing in the notes involves risks. See “Risk factors” beginning on page S-9 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Note		Total
Public Offering Price		%	$
Underwriting Discount		%	$
Proceeds to Standard Pacific (before expenses)		%	$

Interest on the notes will accrue from                 , 2013.

The underwriters expect to deliver the notes to purchasers on or about                 , 2013.

Citigroup	Credit Suisse

The date of this prospectus supplement is                 , 2013

You should rely only upon the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to give any information or make any representation about us that is different from or in addition to, that contained in this prospectus supplement and the accompanying prospectus or in any of the materials that we have incorporated by reference into this prospectus supplement and the accompanying prospectus. See “Incorporation of certain documents by reference.” Therefore, if anyone does give you information of this sort, you should not rely on it as authorized by us. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this prospectus supplement and the accompanying prospectus are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus supplement and the accompanying prospectus does not extend to you. Neither the delivery of this prospectus supplement and the accompanying prospectus, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date on the front cover of this prospectus supplement or that the information contained or incorporated by reference herein is correct as of any time subsequent to the date of such information.

S-i

About this prospectus supplement

This prospectus supplement summarizes the specific terms of the offering and supplements the general descriptions set forth in the attached prospectus. This prospectus supplement may also add to, update, change or supersede information in the attached prospectus. In the case of inconsistencies, this prospectus supplement will apply.

Prior to any purchase of notes hereunder, you should read both this prospectus supplement and the accompanying prospectus, together with the additional information incorporated by reference under “Incorporation of certain documents by reference.”

Unless otherwise noted, or the context otherwise requires, the terms the “Company,” “we,” “us” and “our” refer collectively to Standard Pacific Corp. and its subsidiaries.

S-ii

Summary

The following summary highlights selected information about us and the offering and does not contain all the information that is important to you. We encourage you to read this prospectus supplement and the accompanying prospectus in its entirety, including the information set forth under “Risk factors,” and the documents incorporated by reference in this prospectus supplement. In addition, certain statements in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement are forward-looking statements, which involve risks and uncertainties. See “Forward-looking statements.”

The Company

We are a geographically diversified builder of single-family attached and detached homes. We construct homes within a wide range of price and size targeting a broad range of homebuyers, with an emphasis on move-up buyers. We have operations in major metropolitan markets in California, Florida, Texas, the Carolinas, Arizona and Colorado, and we have built more than 120,000 homes during our 48-year history.

For the six months ended June 30, 2013, the percentages of our home deliveries by state and product mix were as follows:

State	Percentage of deliveries
California	40%
Florida	21
Texas	14
Carolinas	15
Arizona	6
Colorado	4

Total	100%

Product mix	Percentage of deliveries
Move-up/Luxury	73%
Entry-level	27

Total	100%

In addition to our core homebuilding operations, we also have a mortgage banking subsidiary that originates loans for our homebuyers that are generally sold in the secondary mortgage market and a title services subsidiary that acts as a title insurance agent performing title examination services for our Texas homebuyers.

Corporate information

Our principal executive offices are located at 15360 Barranca Parkway, Irvine, California 92618, and our telephone number is (949) 789-1600.

The Offering

The following summary contains basic information about the notes and related guarantees and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the notes and related guarantees, please refer to the section of this prospectus supplement entitled “Description of notes” and the section of the accompanying prospectus entitled “Description of securities.”

Issuer	Standard Pacific Corp., a Delaware corporation.

Notes Offered	$250,000,000 aggregate principal amount of % Senior Notes due , which we refer to as the notes.

Offering Price	Each note will be issued at a price of % of the principal amount, plus accrued interest, if any, from , 2013.

Maturity Date	.

Interest	Interest will accrue on the notes at the rate of % per annum, payable on and of each year, commencing on , 2014.

Guarantees	The notes will be guaranteed on a senior basis by our subsidiaries that have guaranteed or may in the future guarantee our existing senior notes.

Ranking	The notes will be senior unsecured obligations of the Company. The guarantees of the notes will be senior unsecured obligations of the applicable subsidiary guarantor. Your right to payment under the notes will be:

•

equal with the rights of creditors under the Company’s or the subsidiary guarantors’ other existing and future general obligations (except for current and future obligations that may be subordinated to the notes);

•	effectively subordinated to any secured obligations of the Company or the subsidiary guarantors to the extent of the value of the collateral securing such obligations; and

•	structurally subordinated to obligations of subsidiaries of the Company that are not guarantors.

At June 30, 2013, after giving pro forma effect to this offering, we and the subsidiary guarantors would have had approximately $1,927.8 million in principal amount of debt outstanding (including the notes and $135 million of intercompany indebtedness to our subsidiaries that are not subsidiary guarantors), all of which is unsecured and would rank equally with the notes.

The notes will also be structurally subordinated to all indebtedness and other liabilities of our subsidiaries that are not subsidiary guarantors. At June 30, 2013, the liabilities of our subsidiaries that are not subsidiary guarantors were approximately $47.3 million (excluding indebtedness relating to our mortgage banking operations and $464.7 million of intercompany liabilities to the Company).

Redemption at our Option	We may redeem any or all of the notes at any time or from time to time.

If we redeem notes prior to (the date that is six months prior to the maturity date), the redemption price will be equal to the greater of (a) 100% of the principal amount of the notes being redeemed and (b) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the comparable treasury rate plus 50 basis points, plus, in either case, accrued and unpaid interest, if any, on the principal amount being redeemed to the date of redemption.

If we redeem notes on or after (the date that is six months prior to the maturity date), the redemption price will be equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, on the principal amount being redeemed to the date of redemption.

Change of Control Triggering Event	Upon a “change of control triggering event” as described in the section “Description of notes—Change of Control Triggering Event,” you will have the right to require us to repurchase some or all of your notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. A change of control triggering event occurs when both a change of control and a ratings decrease event occur. We cannot assure you that, upon a change of control triggering event, we will have sufficient funds to repurchase any or all of your notes.

Certain Indenture Provisions	The indenture governing the notes will contain covenants limiting our and some of our subsidiaries’ ability to incur secured indebtedness, enter into sale and leaseback transactions and invest in unrestricted subsidiaries. These covenants are subject to important exceptions and qualifications. See “Description of notes—Certain Covenants.”

Absence of a Public Market	The notes will be a new issue of securities. There is no established trading market for the notes offered hereby. We do not intend to list the notes on any national securities exchange or to facilitate inclusion of the notes in any automated quotation system. We cannot assure you that any active or liquid market will develop for the notes. The underwriters have advised us that they currently intend to make a market in the notes. However, they are not obligated to do so, and they may discontinue any market-making with respect to the notes at any time without notice. See “Underwriting.”

Use of Proceeds	We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and before deducting estimated offering expenses, will be approximately $247.2 million. We intend to use the net proceeds of this offering for general corporate purposes, including land acquisition and development, home construction and other related purposes. See “Use of proceeds.”

Material U.S. federal income tax considerations	The notes may be issued with original issue discount, or OID, for U.S. federal income tax purposes. A U.S. holder of a note will have to report any OID as income as it accrues (prior to the receipt of cash attributable thereto), based on a constant yield method and regardless of the U.S. holder’s regular method of accounting for U.S. federal income tax purposes. See “Material U.S. federal income tax considerations.”

Risk Factors	You should carefully read and consider the information set forth under the caption “Risk factors” and all other information set forth in and incorporated by reference into this prospectus supplement before investing in our notes and related guarantees.

Summary consolidated financial information and operating data

The following summary consolidated financial information as of and for the three years in the period ended December 31, 2012 is derived from our audited consolidated financial statements. The summary consolidated financial information as of and for the six months ended June 30, 2013 and 2012 is derived from our unaudited condensed consolidated financial statements. Operating results for the six months ended June 30, 2013 are not necessarily indicative of results that may be expected for the full fiscal year. The following data should be read in conjunction with the consolidated financial statements, related notes and other financial information included in our Annual Report on Form 10-K for the year ended December 31, 2012 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, each of which is incorporated herein by reference. See “Where you can find more information.”

	Six months ended June 30,		Year ended December 31,
(Dollars in thousands, except per share amounts)	2013	2012	2012	2011	2010
Income Statement Data
Homebuilding:
Home sale revenues	$789,434	$495,189	$1,190,252	$882,094	$908,562
Land sale revenues	6,968	3,385	46,706	899	3,856

Total revenues	796,402	498,574	1,236,958	882,993	912,418

Cost of home sales	(612,115)	(394,181)	(946,630)	(719,893)	(707,006)
Cost of land sales	(6,999)	(3,366)	(46,654)	(903)	(3,568)

Total cost of sales	(619,114)	(397,547)	(993,284)	(720,796)	(710,574)

Gross margin	177,288	101,027	243,674	162,197	201,844

Gross margin percentage	22.3%	20.3%	19.7%	18.4%	22.1%

Selling, general and administrative expenses	(100,892)	(79,644)	(172,207)	(154,375)	(150,542)
Income (loss) from unconsolidated joint ventures	1,281	(2,668)	(2,090)	207	1,166
Interest expense	—	(4,147)	(6,396)	(25,168)	(40,174)
Loss on early extinguishment of debt	—	—	—	—	(30,028)
Other income (expense)	2,323	4,591	4,664	(1,017)	3,733

Homebuilding pretax income (loss)	80,000	19,159	67,645	(18,156)	(14,001)

Financial Services:
Revenues	13,088	9,031	21,300	10,907	12,456
Expenses	(6,804)	(5,175)	(11,062)	(9,401)	(10,878)
Other income	253	147	304	177	142

Financial services pretax income	6,537	4,003	10,542	1,683	1,720

Income (loss) before income taxes	86,537	23,162	78,187	(16,473)	(12,281)
(Provision) benefit for income taxes	(21,577)	(376)	453,234	56	557

Net income (loss)	64,960	22,786	531,421	(16,417)	(11,724)
Less: Net (income) loss allocated to preferred shareholder	(23,991)	(9,807)	(224,408)	7,101	6,849
Less: Net (income) loss allocated to unvested restricted stock	(82)	(12)	(410)	—	—

Net income (loss) available to common stockholders	$40,887	$12,967	$306,603	$(9,316)	$(4,875)

Income (Loss) Per Common Share:
Basic	$0.18	$0.07	$1.52	$(0.05)	$(0.05)
Diluted	$0.16	$0.06	$1.44	$(0.05)	$(0.05)
Weighted Average Common Shares Outstanding:
Basic	228,749,443	195,427,992	201,953,799	193,909,714	105,202,857
Diluted	267,274,060	200,564,039	220,518,897	193,909,714	105,202,857
Weighted Average Additional Common Shares Outstanding if Preferred Shares Converted to Common Shares:	134,221,626	147,812,786	147,812,786	147,812,786	147,812,786
Total Weighted Average Diluted Common Shares Outstanding if Preferred Shares Converted to Common Shares	401,495,686	348,376,825	368,331,683	341,722,500	253,015,643

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011	2010
Selected Operating Data
New homes delivered:
California	819	541	1,304	975	1,102

Arizona	120	110	247	169	196
Texas	288	261	472	420	368
Colorado	81	47	114	97	115
Nevada	—	9	9	15	22

Total Southwest	489	427	842	701	701

Florida	422	260	581	446	446
Carolinas	312	229	564	406	397

Total Southeast	734	489	1,145	852	843

Consolidated total	2,042	1,457	3,291	2,528	2,646
Unconsolidated joint ventures(1)	21	14	38	35	54

Total (including joint ventures)(1)	2,063	1,471	3,329	2,563	2,700

Average selling prices of homes delivered (Dollars in thousands):
California	$515	$479	$506	$519	$495

Arizona	249	207	213	202	202
Texas	375	299	318	292	294
Colorado	419	377	388	308	295
Nevada	—	192	192	190	201

Total Southwest	352	282	295	271	266

Florida	260	237	247	208	193
Carolinas	275	236	247	231	230

Total Southeast	266	237	247	219	210

Consolidated total	387	340	362	349	343
Unconsolidated joint ventures(1)	498	436	444	396	465

Total (including joint ventures)(1)	$388	$341	$363	$350	$346

Net new orders(2):
California	995	752	1,570	1,030	974

Arizona	153	176	267	190	185
Texas	458	292	527	470	358
Colorado	127	68	156	100	91
Nevada	—	6	6	10	30

Total Southwest	738	542	956	770	664

Florida	736	394	785	541	435
Carolinas	441	354	703	454	388

Total Southeast	1,177	748	1,488	995	823

Consolidated total	2,910	2,042	4,014	2,795	2,461
Unconsolidated joint ventures(1)	10	24	47	33	50

Total (including joint ventures)(1)	2,920	2,066	4,061	2,828	2,511

Average number of selling communities(3):
California	46	52	49	49	46

Arizona	8	8	7	9	9
Texas	30	20	21	21	17
Colorado	7	6	7	5	5
Nevada	—	—	—	1	1

Total Southwest	45	34	35	36	32

Florida	39	36	36	37	26
Carolinas	31	35	35	30	26

Total Southeast	70	71	71	67	52

Consolidated total	161	157	155	152	130
Unconsolidated joint ventures(1)	—	3	2	3	3

Total (including joint ventures)(1)	161	160	157	155	133

	At June 30,				At December 31,
	2013		2012		2012		2011		2010
	Homes	Dollar value	Homes	Dollar value	Homes	Dollar value	Homes	Dollar value	Homes	Dollar value
Backlog (Dollars in thousands)(4):
California	616	$366,617	385	$191,654	440	$218,115	174	$91,051	119	$60,440

Arizona	110	36,330	123	25,648	77	19,178	57	11,598	36	7,988
Texas	374	156,036	180	62,773	204	78,468	149	46,307	99	30,456
Colorado	121	57,425	54	21,317	75	32,230	33	12,904	30	9,313
Nevada	—	—	—	—	—	—	3	638	8	1,628

Total Southwest	605	249,791	357	109,738	356	129,876	242	71,447	173	49,385

Florida	680	220,621	296	76,986	366	95,264	162	42,360	67	14,225
Carolinas	371	110,555	228	61,316	242	72,214	103	27,725	55	13,373

Total Southeast	1,051	331,176	524	138,302	608	167,478	265	70,085	122	27,598

Consolidated total	2,272	947,584	1,266	439,694	1,404	515,469	681	232,583	414	137,423
Unconsolidated joint ventures(1)	1	586	13	5,997	12	5,575	3	1,240	5	2,109

Total (including joint ventures)(1)	2,273	$948,170	1,279	$445,691	1,416	$521,044	684	$233,823	419	$139,532

	Six months ended June 30,		Year ended December 31,
(Dollars in thousands)	2013	2012	2012	2011	2010
Other Data
Net cash provided by (used in) operating activities	$(149,204)	$(98,718)	$(283,116)	$(322,613)	$(80,958)
Net cash provided by (used in) investing activities	$(126,854)	$(7,891)	$(105,205)	$(8,313)	$(33,455)
Net cash provided by (used in) financing activities	$10,139	$(5,031)	$324,354	$10,077	$250,225
Adjusted Homebuilding EBITDA(5)	$146,199	$73,578	$193,903	$105,855	$131,576
Homebuilding interest incurred(6)	$68,553	$70,620	$141,827	$140,905	$110,358

	At June 30,		At December 31,
(Dollars in thousands, except per share amounts)	2013	2012	2012	2011	2010
Selected Balance Sheet Data and Other Financial Data:
Homebuilding cash (including restricted cash)	$90,589	$317,242	$366,808	$438,157	$748,754
Inventories owned	$2,325,490	$1,605,138	$1,971,418	$1,477,239	$1,181,697
Total assets	$3,204,413	$2,242,321	$3,113,074	$2,200,383	$2,133,123
Homebuilding debt	$1,537,021	$1,319,682	$1,542,018	$1,324,948	$1,320,254
Financial services debt	$96,964	$44,427	$92,159	$46,808	$30,344
Stockholders’ equity	$1,337,468	$656,624	$1,255,816	$623,754	$621,862
Stockholders’ equity per common share(7)	$4.83	$3.35	$5.89	$3.20	$3.23
Pro forma stockholders’ equity per common share(8)	$3.67	$1.91	$3.48	$1.82	$1.83
Cash dividends declared per common share	$—	$—	$—	$—	$—

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Ratio of Earnings to Fixed Charges
Ratio of earnings to fixed charges (9)(10)	2.1x	1.0x	1.4x	—	—	—	—

(1)	Numbers presented regarding unconsolidated joint ventures reflect total deliveries, average selling prices, net new orders, average selling communities and backlog of such joint ventures. Our ownership interests in these joint ventures vary but are generally less than or equal to 50%.
(2)	Net new orders are new orders for the purchase of homes during the period, less cancellations during such period of existing contracts for the purchase of homes (which includes cancellations in beginning backlog and related to orders generated during such period).
(3)	Refers to the average number of our community developments from which homes were sold during the periods presented.
(4)	Backlog represents orders for the purchase of homes which have not been delivered to the homebuyer as of the period end date.
(5)

Adjusted Homebuilding EBITDA means net income (loss) (plus cash distributions of income from unconsolidated joint ventures) before (a) income taxes, (b) homebuilding interest expense, (c) expensing of previously capitalized interest included in cost of sales,

(d) impairment charges and deposit write-offs, (e) gain (loss) on early extinguishment of debt, (f) homebuilding depreciation and amortization, (g) amortization of stock-based compensation, (h) income (loss) from unconsolidated joint ventures and (i) income (loss) from financial services subsidiary. Other companies may calculate Adjusted Homebuilding EBITDA (or similarly titled measures) differently. We believe Adjusted Homebuilding EBITDA information is useful to management and investors as one measure of our ability to service debt and obtain financing. However, it should be noted that Adjusted Homebuilding EBITDA is a non-GAAP financial measure. Due to the significance of the GAAP components excluded, Adjusted Homebuilding EBITDA should not be considered in isolation or as an alternative to cash flows from operations or any other liquidity performance measure prescribed by GAAP.
The table set forth below reconciles net cash provided by (used in) operating activities, calculated and presented in accordance with GAAP, to Adjusted Homebuilding EBITDA.

	Six months ended June 30,		Year ended December 31,
(Dollars in thousands)	2013	2012	2012	2011	2010
Net cash provided by (used in) operating activities	$(149,204)	$(98,718)	$(283,116)	$(322,613)	$(80,958)
Add:
Provision for (benefit from) income taxes, net of deferred component	394	376	766	(56)	(557)
Homebuilding interest amortized to cost of sales and interest expense	58,547	47,187	110,298	94,804	100,739
Excess tax benefits from share-based payment arrangements	—	—	—	—	27
Less:
Income from financial services subsidiary	6,284	3,856	10,238	1,506	1,578
Depreciation and amortization from financial services subsidiary	56	44	108	611	934
Loss on disposal of property and equipment	16	3	37	179	(37)
Net changes in operating assets and liabilities:
Trade and other receivables	19,648	7,462	(801)	5,358	(6,541)
Mortgage loans held for sale	(11,958)	(4,103)	46,339	43,661	(12,165)
Inventories-owned	230,023	115,187	315,639	282,447	148,706
Inventories-not owned	9,710	3,499	31,551	19,727	27,861
Other assets	1,254	77	(2,618)	(6,212)	(111,496)
Accounts payable	380	1,453	(4,617)	(1,113)	6,592
Accrued liabilities	(6,239)	5,061	(9,155)	(7,852)	61,843

Adjusted Homebuilding EBITDA	$146,199	$73,578	$193,903	$105,855	$131,576

(6)	Homebuilding interest incurred represents interest expensed, interest capitalized to real estate inventories, and interest capitalized to investments in unconsolidated joint ventures for the applicable periods and excludes interest attributable to financial services.
(7)	At December 31, 2011 and 2010, and June 30, 2012, common shares outstanding exclude 3.9 million shares issued under a share lending facility related to our 6% convertible senior subordinated notes issued September 28, 2007. On October 11, 2012, the 3.9 million shares outstanding under the share lending facility were returned to us and no shares under the share lending facility remain outstanding. In addition, at December 31, 2012, 2011 and 2010, and June 30, 2012, common shares outstanding exclude 147.8 million common equivalent shares issued during the year ended December 31, 2008 in the form of preferred stock to MP CA Homes LLC, an affiliate of MatlinPatterson Global Advisers LLC (“MP CA Homes”). On May 20, 2013, MP CA Homes converted 183,000 shares of our preferred stock into 60 million shares of our common stock. As a result, at June 30, 2013, common shares outstanding exclude 87.8 million common equivalent shares issuable upon conversion of preferred shares outstanding.
(8)	At December 31, 2012, 2011 and 2010, and June 30, 2012, pro forma common shares outstanding include 147.8 million common equivalent shares issuable upon conversion of preferred shares outstanding. As a result of the conversion of preferred shares by MP CA Homes described above, at June 30, 2013, pro forma common shares outstanding include 87.8 million common equivalent shares issuable upon conversion of preferred shares outstanding. In addition, at December 31, 2011 and 2010, and June 30, 2012, pro forma common shares outstanding exclude 3.9 million shares issued under the share lending facility related to our 6% convertible senior subordinated notes.
(9)	Ratio of earnings to fixed charges is calculated by dividing earnings, as defined, by fixed charges, as defined. For this purpose, “earnings” means income from continuing operations (plus cash distributions of income from unconsolidated joint ventures) before (a) income taxes, (b) homebuilding interest, (c) expensing of previously capitalized interest included in costs of sales, (d) interest portion of rent expense, and (e) income (loss) from unconsolidated joint ventures. For this purpose, “fixed charges” means homebuilding interest incurred, whether expensed or capitalized, and the interest portion of rent expense, and excludes interest expense from our financial services subsidiary of $1.5 million and $1.1 million for the six months ended June 30, 2013 and 2012, respectively, and $2.3 million, $1.7 million, $1.3 million, $2.1 million and $3.1 million for the years ended December 31, 2012, 2011, 2010, 2009 and 2008, respectively.
(10)	For the years ended December 31, 2011, 2010, 2009 and 2008, our earnings were insufficient to cover fixed charges; the amount of additional earnings needed to cover fixed charges for such periods were $62.8 million $23.1 million, $75.2 million and $1,127.8 million, respectively.

Risk factors

An investment in the notes involves certain risks. You should carefully consider the risks described below that are specific to the notes, and those that could affect us and our business described in our Annual Report on Form 10-K for the year ended December 31, 2012, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The market or trading price of the notes could decline due to any of these risks, and you may lose all or part of your investment. In addition, please read “Forward-looking statements” in this prospectus supplement where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus supplement. Please note that additional risks not presently foreseen by us or that we currently deem immaterial may also impair our business and operations.

We have substantial debt and may incur additional debt; leverage may impair our financial condition and restrict our operations and prevent us from fulfilling our obligations under the notes.

We currently have a substantial amount of debt. As of June 30, 2013, the principal amount of our homebuilding debt outstanding (excluding indebtedness relating to our mortgage banking operation and letter of credit facilities of our Unrestricted Subsidiaries, as defined under “Description of notes—Certain Definitions”) was approximately $1,542.8 million, $314.8 million of which matures between 2014 and 2016 and $1,228.0 million of which matures between 2018 and 2032. As of June 30, 2013, after giving effect to this offering, we would have had $314.2 million of borrowing availability under our revolving credit facility. Assuming we had consummated this offering as of such date, the principal amount of our homebuilding debt would have been $1,792.8 million (including the notes, but excluding indebtedness relating to our mortgage banking operation and letter of credit facilities of our Unrestricted Subsidiaries, as defined under “Description of notes—Certain Definitions”). At June 30, 2013, after giving pro forma effect to this offering, we and the subsidiary guarantors would have had approximately $1,927.8 million in principal amount of debt outstanding (which is comprised of the homebuilding debt described in the previous sentence and $135 million of intercompany indebtedness to our subsidiaries that are not subsidiary guarantors), all of which is unsecured and would rank equally with the notes.

The instruments governing our existing debt and the indenture governing the notes permit us to incur significant additional debt. Our existing debt and any additional debt we incur could:

•	make it more difficult for us to satisfy our obligations under our existing debt instruments;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to obtain additional financing to fund capital expenditures and acquisitions, particularly when the availability of financing in the capital markets is limited;

•

require a substantial portion of our cash flows from operations for the payment of interest on our debt, reducing our ability to use our cash flows to fund working capital, land acquisitions and land development, acquisitions of other homebuilders and related businesses and other general corporate requirements;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	place us at a competitive disadvantage to less leveraged competitors.

Servicing our debt will require a significant amount of cash, and our ability to generate sufficient cash depends on many factors, some of which are beyond our control.

Our ability to make payments on and refinance our debt and to fund planned capital expenditures depends on our ability to generate cash flow in the future. To some extent, this is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations in an amount sufficient to enable us to pay our debt or to fund other liquidity needs. As a result, we may need to refinance all or a portion of our debt on or before maturity. We cannot assure you that we will be able to refinance any of our debt on favorable terms, if at all. Any inability to generate sufficient cash flow or refinance our debt on favorable terms could have a material adverse effect on our financial condition.

The indenture governing the notes will contain only limited restrictive covenants.

The indenture under which the notes will be issued will contain certain restrictive covenants limiting our incurrence of secured debt, entry into sale and leaseback transactions and investments in unrestricted subsidiaries. The indenture, however, will not contain restrictive covenants that would protect you from several other kinds of transactions that may adversely affect you. In particular, the indenture will not contain covenants that will limit our ability to pay dividends or make distributions on or redeem our capital stock or limit our ability or the ability of our subsidiaries to incur additional unsecured debt. Therefore, the indenture may not protect you in the event of a highly leveraged transaction or other similar transaction.

We may be unable to purchase the notes upon a change of control triggering event as required by the indenture governing the notes.

In the event a change of control triggering event occurs with respect to the notes, we will be required to offer to repurchase the notes at 101% of their principal amount, together with all accrued and unpaid interest, if any.

A change of control triggering event occurs when both a change of control and a ratings decrease event occur. A change of control may also require us to offer to purchase our other outstanding indebtedness, will cause an event of default under our current senior revolving credit facility and may cause a default under any future credit facility. Because the requirement to purchase or repay after acceleration certain of our other outstanding indebtedness upon a change of control is not also conditioned upon a ratings decrease event, there may be circumstances where we would be required to purchase or repay such other outstanding indebtedness but not the notes. As of June 30, 2013, after giving pro forma effect to the offering, the maximum aggregate amount of indebtedness under our indentures and senior credit facilities that we could be required to repurchase or repay upon:

•	a change of control triggering event was approximately $1,810.7 million, and

•	a change of control without a ratings decrease event (and therefore without a requirement to purchase the notes) was approximately $282.8 million;

in each case which reflects 101% of the principal amount of such notes. If a purchase or repayment were required under the indentures for our debt or credit agreements, including the indenture governing the notes, we can give no assurance that we would have sufficient funds to pay the purchase price for, or repay the principal amount of, any or all debt that we are required to repurchase or repay. Our inability to purchase the notes upon a change of control triggering event would constitute an event of default under the indenture which governs the notes. The change of control triggering event feature of the notes could make it more difficult for a third party to acquire us, even if such an acquisition would be beneficial to our noteholders and our stockholders.

In addition, the definition of change of control in the indenture governing the notes includes the sale of “all or substantially all” of our assets. There is no precise established definition of the phrase “substantially all” under New York law, the law which governs the indenture. Accordingly, upon a sale of less than all of our assets, the ability of a holder of notes to require us to repurchase such notes may be uncertain.

We could enter into significant transactions that would not constitute a change of control triggering event requiring us to repurchase the notes, but that could adversely affect our risk profile.

The indenture governing the notes requires us to offer to repurchase the notes if we enter into a transaction that constitutes a change of control triggering event (as defined in the indenture). Nevertheless, we could in the future enter into transactions, such as acquisitions, refinancings, recapitalizations or highly leveraged transactions, that would not constitute a change of control triggering event requiring us to repurchase the notes, but that could adversely affect our risk profile. Such transactions could alter our capital structure, including by increasing the amount of our indebtedness outstanding (to the extent permitted by our indentures and other debt agreements), alter the nature of our business, adversely affect our credit ratings, or otherwise adversely affect the holders of the notes.

The notes are effectively junior to the subsidiary guarantors’ and our existing and future secured indebtedness and other secured obligations.

The notes will not be secured by any of our or our subsidiary guarantors’ assets and will be effectively junior to any secured indebtedness and other obligations we or our subsidiary guarantors may incur to the extent of the collateral securing such obligations. As of June 30, 2013, we and the subsidiary guarantors had no debt outstanding which would have been secured and thereby effectively senior to the notes. Also, under certain circumstances, certain of our surety bonds can become secured obligations. We are permitted to incur additional secured indebtedness and other secured obligations, subject to limitations under the terms of the indentures for the notes offered hereby and certain of our outstanding notes. In the event of our bankruptcy, liquidation, reorganization or other winding up of the Company or any subsidiary guarantor, the holders of any secured debt of the Company or such subsidiary guarantor, as applicable, would receive payments from the assets securing that debt before you receive any payments from sales of those assets. There may not be sufficient assets remaining to pay all or any of the amounts due on the notes that are then outstanding. The indenture governing the notes does not prohibit us from incurring additional senior debt or secured debt, nor does it prohibit any of our subsidiaries from incurring debt or other liabilities.

The notes are structurally junior to the existing and future indebtedness of our subsidiaries that are not subsidiary guarantors.

The notes will not be guaranteed by all of our subsidiaries, and under certain circumstances, subsidiaries guaranteeing the notes may be released from their guarantees without the consent of holders of the notes. See “Description of notes—Subsidiary Guarantees.” In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, creditors and holders of preferred equity, if any, of such subsidiaries will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us, except to the extent that we may also have a claim as a creditor. Thus, the notes will be structurally junior to the claims of creditors and holders of preferred equity, if any, of our non-guarantor subsidiaries. Our non-guarantor subsidiaries include our mortgage banking operations. As of June 30, 2013, after giving effect to this offering, the notes would have been effectively junior to approximately $47.3 million of our non-guarantor subsidiaries’ indebtedness (excluding indebtedness relating to our mortgage banking operations and $464.7 million of intercompany liabilities to the Company). At June 30, 2013, our non-guarantor subsidiaries had total assets of $759.4 million (excluding $24.5 million of homebuilding restricted cash, $143.4 million related to our mortgage banking operations and $139.2 million of intercompany receivables).

The guarantees of the notes may be released.

As described under “Description of notes—Subsidiary Guarantees,” a guarantee of the notes can be released without the consent of the holders of the notes in certain circumstances, including if the guarantor ceases to guarantee other specified debt of the Company. Accordingly, if we refinance all such specified indebtedness or the holders of such indebtedness agree to release the guarantees of such indebtedness, we will be permitted to release the guarantees of the notes.

The guarantees by the subsidiary guarantors may not be enforceable and, under specific circumstances, courts may void the guarantees and require holders of the notes to return payments received from the guarantors.

A court could void or subordinate any guarantor’s guarantee under fraudulent conveyance laws if existing or future creditors of any such guarantor, or a trustee in bankruptcy, were successful in establishing that:

•	such guarantee was incurred with fraudulent intent; or

•	such guarantor did not receive fair consideration or reasonably equivalent value for issuing its guarantee; and

•	was insolvent at the time of the guarantee;

•	was rendered insolvent by reason of the guarantee;

•	was engaged in a business or transaction or about to engage in such business or transaction for which its assets constituted unreasonably small capital to carry on its business;

•

intended to incur, or believed that it would incur, debt beyond its ability to pay such debt as it matured (as all of the foregoing terms may be defined in or interpreted under the relevant fraudulent transfer or conveyance statutes); or

•	at the time such guarantor issued such guarantee, such guarantor intended to hinder, delay or defraud its creditors.

The measures of insolvency for purposes of determining whether a fraudulent conveyance occurred would vary depending upon the laws of the relevant jurisdiction and upon the valuation assumptions and methodology applied by the court. Generally, however, a company would be considered insolvent for purposes of the foregoing if:

•	the sum of the company’s debts, including contingent, unliquidated and unmatured liabilities, is greater than such company’s property at fair valuation; or

•	the present fair saleable value of the company’s assets is less than the amount that will be required to pay the probable liability on its existing debts as they become absolute and matured.

The guarantees of the notes will contain a provision intended to limit each guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. However, there can be no assurance that such limiting provision would be enforced by a court considering the issue. For instance, in a Florida bankruptcy case, this type of limiting provision was found to be ineffective to preserve the subsidiary guarantees challenged in such case.

If one or more guarantees is avoided as a fraudulent conveyance or found to be unenforceable for any other reason, holders of the notes will not have a claim against the applicable guarantors and will only be a creditor of the remaining guarantors, if any, to the extent the guarantee of those guarantors are not set aside or found to be unenforceable.

Any guarantees provided by our subsidiaries are subject to possible defenses that may limit your right to receive payment from the guarantors with regard to the notes.

Although guarantees by our subsidiaries would provide the holders of the notes with a direct claim against the assets of the guarantors, enforcement of the guarantees against any guarantor would be subject to certain “suretyship” defenses available to guarantors generally. Enforcement could also be subject to other defenses available to the guarantors in certain circumstances. To the extent that the guarantees are not enforceable, you would not be able to assert a claim successfully against the guarantors.

A substantial amount of our indebtedness with regard to our existing notes will mature prior to the notes.

At June 30, 2013, we had an aggregate of approximately $1.5 billion outstanding of our 6 1/4% senior notes due April 2014, 7% senior notes due August 2015, 10 3/4% senior notes due September 2016, 8 3/8% senior notes due May 2018, 8 3/8% senior notes due January 2021 and 1 1/4% convertible senior notes due 2032. All of the existing notes other than the convertible senior notes have maturity dates prior to the maturity of the notes. Accordingly, we will be required to repay or refinance this indebtedness before the notes mature.

The 1 1/4% convertible senior notes will mature on August 1, 2032, unless earlier converted, redeemed or repurchased. On each of August 1, 2017, August 1, 2022 and August 1, 2027, holders of the convertible notes may require the Company to purchase all or any portion of their convertible notes for cash at a price equal to

100% of the principal amount of the convertible notes to be repurchased. Accordingly, we may be required to repay this indebtedness before the notes mature.

We may incur substantially more debt or take other actions which would intensify the risks discussed above.

We and our subsidiaries have the right to incur additional debt in the future, subject to any restrictions contained in certain of our debt instruments other than the notes, some or all of which could be secured debt. We will not be restricted under the terms of the indenture governing the notes from incurring additional unsecured debt, recapitalizing our debt or taking a number of other actions that could have the effect of diminishing our ability to make payments on the notes when due.

We cannot assure you that an active trading market will develop for the notes.

Prior to this offering, there has been no trading market for the notes, and we do not intend to apply for the listing of the notes on any securities exchange or to arrange for the quotation of the notes on any interdealer quotation system. We have been informed by the underwriters that they intend to make a market in the notes after the offering is completed. However, the underwriters may cease their market-making at any time, for any reason or for no reason, without notice. If the underwriters cease to act as the market makers for the notes, we cannot assure you another firm or person will make a market in the notes. In addition, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for this type of security, the number of holders of the notes, the interest of securities dealers in making a market in the notes, our financial performance or prospects or the prospects for companies in our industry generally and other factors. As a result, we cannot assure you that an active trading market will develop for the notes. If an active trading market does not develop or is not maintained, the market price and liquidity of the notes may be adversely affected. In that case you may not be able to sell your notes at a particular time or you may not be able to sell your notes at a favorable price.

Any adverse rating of the notes may cause their trading price to fall.

The notes may not be rated. However, if a rating service were to rate the notes and if such rating service were to lower its rating on the notes below the rating initially assigned to the notes or were to announce its intention to put the notes on credit watch, the trading price of the notes could decline.

The notes may be issued with original issue discount for U.S. federal income tax purposes.

The notes may be issued with OID for U.S. federal income tax purposes. A U.S. holder of a note will have to report any OID as income as it accrues (prior to the receipt of cash attributable thereto), based on a constant yield method and regardless of the U.S. holder’s regular method of accounting for U.S. federal income tax purposes. See “Material U.S. federal income tax considerations.”

If a bankruptcy petition were filed by or against us or any of the guarantors, holders of notes may receive a lesser amount for their claim than they would have been entitled to receive under the indenture governing the notes.

If a bankruptcy petition were filed by or against us or any of the guarantors under the U.S. Bankruptcy Code after the issuance of the notes, the claim by any holder of the notes for the principal amount of the notes may be limited to an amount equal to the sum of:

•	the original issue price for the notes; and

•	that portion of the OID that does not constitute “unmatured interest” as of the petition date provided in the U.S. Bankruptcy Code.

Any OID that was not amortized as of the date of the bankruptcy filing would constitute unmatured interest. Accordingly, holders of the notes under these circumstances may receive a lesser amount than they would be entitled to receive under the terms of the indenture governing the notes, even if sufficient funds are available to pay such holders the unamortized portion of any OID as of the date of the bankruptcy filing.

Forward-looking statements

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In addition, other statements we may make from time to time, such as press releases, oral statements made by Company officials and other reports we file with the Securities and Exchange Commission, or the SEC, may also contain such forward-looking statements. Forward-looking statements in, or incorporated into, this prospectus supplement and the accompanying prospectus, which represent our expectations or beliefs regarding future events, may include, but are not limited to, statements regarding:

•	our strategy;

•	estimated gross margin of homes in backlog;

•	our plans to continue to make substantial investments in land;

•	our belief that the housing market is recovering;

•	the potential for additional impairments and further deposit write-offs;

•	housing market and economic conditions and trends in the geographic markets in which we operate;

•	our land acquisition strategy and the expected benefits relating thereto;

•	the impact of future market rate risks on our financial assets and borrowings;

•	trends relating to the amount of make-whole payments and loan repurchases that we may have to make;

•	the sufficiency of our warranty and other reserves;

•	our expected equity award forfeiture rates;

•	trends in new home deliveries, orders, backlog, home pricing, leverage and gross margins;

•	the sufficiency of our liquidity to implement our strategy and our ability to access additional capital and renew existing credit facilities;

•	litigation outcomes and related costs;

•	changes to our unrecognized tax benefits and uncertain tax positions and the timing of our recognition of these benefits;

•	the timing of the amortization of equity award unrecognized compensation expense;

•	seasonal trends relating to our leverage levels;

•	our ability to realize the value of our deferred tax assets and the timing relating thereto;

•	our intention of not paying dividends;

•	amounts remaining to complete relating to existing surety bonds; and

•	the impact of recent accounting standards.

Forward-looking statements are based on our current expectations or beliefs regarding future events or circumstances, and you should not place undue reliance on these statements. Such statements involve known and unknown risks, uncertainties, assumptions and other factors—many of which are out of our control and difficult to forecast—that may cause actual results to differ materially from those that may be described or implied. Such factors include, but are not limited to, the following:

•	adverse economic conditions that negatively impact the demand for homes and the uncertain pace and scope of the current recovery of the United States economy;

•	the market value and availability of land;

•	our dependence on the California market;

•	the willingness of customers to purchase homes at times when mortgage-financing costs are high or when credit is difficult to obtain;

•	competition with other homebuilders as well as competition from the sellers of existing homes, short-sale homes and foreclosed homes;

•	high cancellation rates;

•	the risk of our longer term acquisition strategy;

•	our ability to obtain suitable bonding for development of our communities;

•	the cost and availability of labor and materials;

•	adverse weather conditions and natural disasters;

•	litigation and warranty claims;

•	our reliance on subcontractors and the adverse impact of their ability to properly construct our homes;

•

risks relating to our mortgage financing activities, including our obligation to repurchase loans we previously sold in the secondary market and exposure to regulatory investigations or lawsuits claiming improper lending practices;

•	our dependence on key employees;

•	risks relating to acquisitions, including exposure to pre-existing liabilities and integration risks;

•	our failure to maintain the security of our electronic and other confidential information;

•	government regulation, including environmental, building, climate change, worker health, safety, zoning and land use regulation;

•	increased regulation of the mortgage industry;

•	changes to tax laws that make homeownership more expensive;

•	the impact of “slow growth,” “no growth” or similar initiatives;

•	our ability to obtain additional capital when needed and at an acceptable cost;

•	the impact of restrictive covenants in our credit agreements and public notes and our ability to comply with these covenants, including our ability to incur additional indebtedness;

•	the amount of, and our ability to repay, renew or extend, our outstanding debt;

•	our ability to generate sufficient cash to service our debt;

•

risks relating to our unconsolidated joint ventures, including our ability and the ability of our partners to contribute funds to our joint ventures when needed or contractually agreed to, entitlement and development risks for the land owned by our joint ventures, the availability of financing to the joint ventures, our completion obligations to the joint ventures, the illiquidity of our joint venture investments, partner disputes, and risks relating to our determinations concerning the consolidation or non-consolidation of our joint venture investments;

•	the influence of our principal stockholder;

•

the provisions of our charter, bylaws and stockholders’ rights agreement that could delay, defer or prevent a third party from acquiring us or limit the price investors might be willing to pay for shares of our common stock; and

•	other risks discussed in this prospectus supplement, the accompanying prospectus and our other filings with the SEC, including in our Annual Report on Form 10-K for the year ended December 31, 2012.

Except as required by law, we assume no, and hereby disclaim any, obligation to update any of the foregoing or any other forward-looking statements. We nonetheless reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this prospectus supplement or the accompanying prospectus. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.

Use of proceeds

We estimate that the net proceeds to us from the sale of the notes offered hereby will be approximately $246.7 million (net of underwriting discounts and commissions and fees and expenses of the offering). We intend to use the net proceeds from this offering for general corporate purposes, including land acquisition and development, home construction, and other related purposes.

Capitalization

The following table sets forth our capitalization as of June 30, 2013:

•	on an actual basis; and

•	on an adjusted basis to reflect the completion of this offering.

You should read the following table in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes included in our Annual Report on Form 10-K for the year ended December 31, 2012, and our Quarterly Report on Form 10-Q for the quarter ending June 30, 2013, each of which are incorporated by reference in this prospectus supplement, and with the section entitled “Description of other indebtedness” in this prospectus supplement and the “Description of securities” in the accompanying prospectus.

	As of June 30, 2013
(Dollars in thousands) (unaudited)	Actual	As adjusted for this offering
Cash and equivalents(1)	$90,589	$337,277

Debt(2):
Revolving credit facility(3)	$—	$—
Secured project debt and other notes payable	5,192	5,192
6 1/4% Senior Notes due 2014	4,971	4,971
7% Senior Notes due 2015	29,789	29,789
10 3/4% Senior Notes due 2016, net of discount(4)	267,386	267,386
8 3/8% Senior Notes due 2018, net of premium(5)	579,466	579,466
8 3/8% Senior Notes due 2021, net of discount(6)	397,217	397,217
1 1/4% Convertible Senior Notes due 2032	253,000	253,000
% Senior Notes due offered hereby	—	250,000

Total debt	1,537,021	1,787,021

Stockholders’ equity:
Preferred Stock, $0.01 par value; 10,000,000 shares authorized; 267,829 shares issued and outstanding at June 30, 2013	3	3
Common Stock, $0.01 par value; 600,000,000 shares authorized; 276,792,010 shares issued and outstanding at June 30, 2013(7)	2,768	2,768
Additional paid-in capital	1,347,085	1,347,085
Accumulated deficit	(12,388)	(12,388)

Total stockholders’ equity	1,337,468	1,337,468

Total capitalization	$2,874,489	$3,124,489

(1)	Includes $25.5 million of restricted cash and excludes $17.3 million of cash and cash equivalents related to our financial services subsidiary.
(2)	Excludes $97.0 million of debt related to our financial services subsidiary.
(3)	As of June 30, 2013, we were party to a $350 million unsecured revolving credit facility. As of June 30, 2013, we satisfied the conditions that would allow us to borrow up to $317.5 million under the facility and had no amounts outstanding, and after giving effect to this offering we would have had $314.2 million of borrowing availability. There were no amounts outstanding under our revolving credit facility as of July 31, 2013.
(4)	Represents accreted value, with principal amount of $280.0 million.
(5)	Represents accreted value, with principal amount of $575.0 million.
(6)	Represents accreted value, with principal amount of $400.0 million.
(7)	Excludes 23.8 million shares of common stock reserved for issuance upon exercise of outstanding share-based awards.

Description of notes

The Company will issue         % Senior Notes due          (the “Notes”) under an indenture dated as of April 1, 1999 (the “Base Indenture”), between the Company, as issuer, and The Bank of New York Mellon Trust Company, N.A. (as successor in interest to J.P. Morgan Trust Company, National Association, Bank One Trust Company, N.A. and The First National Bank of Chicago), as trustee (the “Trustee”), as amended and supplemented by a First Supplemental Indenture dated as of April 13, 1999, a Second Supplemental Indenture dated as of September 5, 2000, a Third Supplemental Indenture dated as of December 28, 2001, a Fourth Supplemental Indenture dated as of March 4, 2003, a Fifth Supplemental Indenture dated as of May 12, 2003, a Sixth Supplemental Indenture dated as of September 23, 2003, a Seventh Supplemental Indenture dated as of March 11, 2004, an Eighth Supplemental Indenture dated as of March 11, 2004, a Ninth Supplemental Indenture dated as of August 1, 2005, a Tenth Supplemental Indenture dated as of August 1, 2005, an Eleventh Supplemental Indenture dated as of February 22, 2006, a Twelfth Supplemental Indenture dated as of May 5, 2006, a Thirteenth Supplemental Indenture dated as of October 8, 2009, a Fourteenth Supplemental Indenture dated as of May 3, 2010, a Fifteenth Supplemental Indenture dated as of December 22, 2010, a Sixteenth Supplemental Indenture dated as of December 22, 2010, a Seventeenth Supplemental Indenture dated as of December 22, 2010, an Eighteenth Supplemental Indenture dated as of August 6, 2012, a Nineteenth Supplemental Indenture dated as of August 6, 2012 and a Twentieth Supplemental Indenture to be dated as of August         , 2013, among the Company, as issuer, the Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee, pursuant to which the Notes will be issued (the “Twentieth Supplemental Indenture” and, together with the Base Indenture, the “Indenture”). The Indenture contains provisions which define your rights under the Notes.

References to the “Company”, “we”, “us” or “our” in this “Description of notes” refer only to Standard Pacific Corp. and not any of its subsidiaries. Certain terms used in the following description are defined under “Certain Definitions” below. Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the Indenture, and those definitions are incorporated herein by reference.

The following is a summary of the material provisions of the Indenture. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. The following summary does not purport to be complete and is qualified in its entirety by reference to the Indenture. You are referred to the Indenture and the Trust Indenture Act for a statement thereof. We urge you to read the Indenture. The Company has filed a copy of the Base Indenture, and will file a copy of the Twentieth Supplemental Indenture, with the Securities and Exchange Commission. Copies of the Indenture may also be obtained from the Company at the Company’s address set forth under “Where you can find more information.”

General

The Notes will:

•	be general unsecured obligations of the Company;

•	rank equally in right of payment with all existing and future general obligations of the Company (except for current and future obligations that may be subordinated to the Notes);

•	be effectively subordinated to any secured obligations of the Company to the extent of the value of the collateral securing such obligations;

•	be structurally subordinated to obligations of subsidiaries of the Company that are not Guarantors;

•	be guaranteed by each subsidiary of Standard Pacific that is a guarantor of Standard Pacific’s obligations under any of the Other Public Notes on a senior basis;

•	mature on ; and

•	initially be limited to $250 million aggregate principal amount, subject to the Company’s ability to issue Additional Notes (as defined below).

The Guarantees will:

•	be general unsecured obligations of the Guarantors;

•	be effectively subordinated to any secured obligations of a Guarantor to the extent of the value of the collateral securing such obligations; and

•	be structurally subordinated to obligations of subsidiaries of a Guarantor that are not themselves Guarantors.

Under the Indenture, the Company may “reopen” the Notes and issue additional Notes (“Additional Notes”) without the consent of the holders of the Notes.

Since the operations of the Company are currently conducted in part through subsidiaries, the cash flow and the consequent ability to service debt of the Company, including the Notes, are dependent, in part, upon the earnings of its subsidiaries and the distribution of those earnings to the Company, whether by dividends, loans or otherwise. The payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings and cash resources of those subsidiaries and are subject to various business considerations. Certain laws also restrict the ability of our subsidiaries to pay us dividends or make loans and advances to us. Except to the extent these restrictions do not apply to subsidiaries that are Guarantors, we would not be able to receive the earnings or cash resources of those subsidiaries to make payments on the Notes. Furthermore, under certain circumstances, bankruptcy “fraudulent conveyance” laws or other similar laws could invalidate the Guarantees. If this were to occur, we would also be unable to use the earnings or cash resources of these Guarantors to the extent they face restrictions on distributing funds to us. Any of the situations described above could make it more difficult for us to service our debt. Claims of creditors of any subsidiaries that are not Guarantors, including trade creditors and creditors holding indebtedness or guarantees issued by such subsidiaries, and claims of preferred stockholders of such subsidiaries, if any, generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of our creditors, including holders of the Notes. Accordingly, the Notes and each Guarantee will be structurally subordinated to creditors (including trade creditors) and preferred stockholders, if any, of such subsidiaries that are not Guarantors.

At June 30, 2013, after giving pro forma effect to the offering, the total indebtedness of our Subsidiaries (excluding indebtedness related to our Guarantor Subsidiaries and mortgage banking operations) would have been approximately $47.3 million, including trade payables and accrued liabilities and excluding $464.7 million of intercompany liabilities to the Company. The Indenture does not limit the incurrence of unsecured Indebtedness or other liabilities by the Company or its subsidiaries.

Each Note will bear interest at the rate per annum shown on the cover page of this prospectus supplement from             , 2013. Interest on the Notes will be payable on each              and              (each an “Interest Payment Date”), commencing          , 2014, to holders of record at the close of business on the              and              immediately preceding such Interest Payment Date. Interest on the Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Optional Redemption

The Notes will be redeemable at the option of the Company, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to the registered address of each holder of Notes to be redeemed. At any time prior to                       (the date that is six months prior to the maturity date), the Notes will be redeemable at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed or (ii) the sum, as determined by the Quotation Agent, as defined below, of 100% of the present values of the principal amount of the Notes to be redeemed and the remaining scheduled payments of interest thereon from the redemption date to the maturity date of the Notes to be redeemed, exclusive of interest accrued to the redemption date, which we refer to as the “Remaining Life,”

discounted from their respective scheduled payment dates to the redemption date on a semiannual basis (assuming a 360-day year consisting of 30-day months) at the Treasury Rate, as defined below, plus 50 basis points, plus, in either case, accrued and unpaid interest, if any, on the principal amount being redeemed to the date of redemption. At any time on or after                       (the date that is six months prior to the maturity date), the Notes will be redeemable at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest, if any, on the principal amount being redeemed to the date of redemption.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the Remaining Life that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity with the Remaining Life.

“Comparable Treasury Price” means, with respect to any redemption date, the average of the Reference Treasury Dealer Quotations for such redemption date.

“Quotation Agent” means the Reference Treasury Dealer appointed by the Company.

“Reference Treasury Dealer” means (a) Citigroup Global Markets Inc. and its successors; provided, however, that if the foregoing ceases to be a primary U.S. Government securities dealer in New York City, a “primary treasury dealer,” the Company will substitute therefor another primary treasury dealer, and (b) two other primary treasury dealers selected by the Company.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Company by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the stated maturity, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined, and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third business day preceding the redemption date.

If less than all of the Notes are to be redeemed, the Trustee will select the Notes to be redeemed on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate. If money sufficient to pay the redemption price of and accrued interest on all of the Notes (or portions thereof) to be redeemed on the redemption date is deposited with the Trustee or paying agent on or before 11:00 a.m. (New York City time) on the redemption date and certain other conditions are satisfied, then on and after such redemption date, interest will cease to accrue on such Notes (or such portion thereof) called for redemption.

The Company may at any time, and from time to time, purchase any or all of the Notes at any price or prices in the open market or otherwise.

Note Guarantees

Each subsidiary of the Company that is a guarantor of the Company’s obligations under the Other Public Notes will unconditionally, jointly and severally, and irrevocably guarantee (each such guarantee a “Guarantee”), on a senior basis, punctual payment when due, whether at stated maturity or otherwise, by acceleration or otherwise, all obligations of the Company under the Indenture and the Notes, whether for payment of principal of or interest on the Notes, or otherwise. The obligations of each Guarantor under its Guarantee will be limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance under applicable law. There can be no assurance that such limitation would be enforced by a court considering the issue. For instance, in a Florida bankruptcy case, this type of limitation was found to be ineffective to preserve the subsidiary guarantees challenged in such case. If notwithstanding such limitation a Guarantee of a Guarantor were avoided, the Notes would be structurally subordinated to the obligations of such Guarantor. See “Risk Factors — The guarantees by the subsidiary guarantors may not be enforceable and, under specific circumstances, courts may void the guarantees and require holders of the notes to return payments received from the guarantors.” Each Guarantor that makes a payment under its Guarantee will be entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective adjusted net assets (as defined) of all the Guarantors at the time of such payment.

As described under “— Certain Covenants — Future Subsidiary Guarantees,” any Restricted Subsidiary that guarantees certain Indebtedness also will be required to provide a Guarantee of the Notes and the Indenture.

The Guarantee of a Guarantor will be released upon:

(a)	the sale or disposition (whether by merger, stock purchase, asset sale or otherwise) of a Guarantor (or all or substantially all its assets or its Capital Stock) to an entity which is not (after giving effect to such transaction) a Restricted Subsidiary or the Company;

(b)	discharge of the Indenture or defeasance of the Notes, as provided under the heading “— Discharge and Defeasance”;

(c)	any Restricted Subsidiary ceasing to be a Restricted Subsidiary as a result of the Company, directly or indirectly, owning less than 80% of such Subsidiary;

(d)	any Guarantor ceasing to guarantee all Other Public Notes and any other notes issued by the Company under an indenture or comparable documents to indentures used in jurisdictions outside of the United States; or

(e)	the designation of any Guarantor as an Unrestricted Subsidiary in accordance with the terms of the Indenture;

and in each such case such Guarantor shall be deemed automatically and unconditionally released and discharged from all the Guarantor’s obligations under the Guarantee with respect to the Notes without any further action required on the part of the Guarantor, the Company, the Trustee or any holder of the Notes. In the event of a transfer of all or substantially all of the assets or Capital Stock of a Guarantor to an entity which is not (after giving effect to such transaction) a Restricted Subsidiary or the Company, the Person acquiring such assets or stock of such Guarantor shall not be subject to the Guarantor’s obligations under the Guarantee.

An Unrestricted Subsidiary that is a Guarantor shall be deemed automatically and unconditionally released and discharged from all obligations under its Guarantee with respect to the Notes upon notice from the Company to the Trustee to such effect, without any further action required on the part of the Guarantor, the Company, the Trustee or any holder of the Notes.

Change of Control Triggering Event

Upon the occurrence of a Change of Control Triggering Event, each holder shall have the right to require that the Company repurchase all or a portion of such holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), in accordance with the provisions of the next paragraph.

Within 30 days following any Change of Control Triggering Event, or, at the Company’s option, prior to the occurrence of a Change of Control Triggering Event but after the public announcement of the transaction that constitutes or may constitute a Change of Control, the Company shall mail a notice to each holder with a copy to the Trustee stating:

•

that a Change of Control Triggering Event has occurred or will occur and that such holder has the right to require the Company to purchase such holder’s Notes at a purchase price in cash equal to 101% of the principal amount outstanding at the repurchase date plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest on the relevant interest payment date);

•	the circumstances and relevant facts and relevant financial information regarding such Change of Control Triggering Event;

•	the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed);

•

if mailed prior to the occurrence of a Change of Control Triggering Event, that the right to require the Company to purchase such holder’s Notes is conditioned on the Change of Control Triggering Event occurring on or prior to the repurchase date specified in such notice; and

•	the instructions determined by the Company, consistent with the covenant described hereunder, that a holder must follow in order to have its Notes repurchased.

The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws or regulations in connection with the repurchase of Notes pursuant to the covenant described hereunder. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described hereunder by virtue thereof.

The occurrence of a change of control (which term is defined broadly under our current Bank Credit Facility) may result in a default or event of default under such Bank Credit Facility (unless the facility is prepaid and terminated) and any amounts owed thereunder may thereupon become due and payable. The occurrence of a Change of Control will also constitute a change of control under the indentures governing the Other Public Notes (other than the 2014 Notes and 2015 Notes), providing each holder of Other Public Notes (other than the 2014 Notes and 2015 Notes) the right to require the Company to repurchase such notes. However, the right to require the Company to repurchase such Other Public Notes (other than the 2018 Notes and the 2021 Notes) upon a Change of Control is not also conditioned upon a Rating Decline, so there may be circumstances where the Company would be required to purchase Other Public Notes but not the Notes. Future Indebtedness of the Company may also contain prohibitions of certain events which would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Company to repurchase the Notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company’s ability to pay cash to the holders upon a repurchase may be limited by the Company’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any repurchases required in connection with a Change of Control or Change of Control Triggering Event. The Company’s failure to purchase the Notes in connection with a Change of Control Triggering Event would result in a default under the Indenture which could, in turn, constitute a default under other Indebtedness.

Except as described above, to the extent permitted by the Indenture, the Company could enter into transactions such as acquisitions, refinancings, recapitalizations or highly leveraged transactions that would not result in a Change of Control requiring the Company to repurchase the Notes. In addition, the definition of Change of Control in the Indenture includes the sale of “all or substantially all” of the assets of the Company. There is no precise established definition of the phrase “substantially all” under New York law, the law which governs the Indenture. Accordingly, upon a sale of less than all of the assets of the Company, the ability of a holder of Notes to require the Company to repurchase such Notes may be uncertain.

Certain Covenants

The Indenture does not include any financial covenants or any restrictions on the payment of dividends or the issuance or repurchase of our securities for the benefit of the Notes nor does it include any covenants or other provisions intended to protect holders of the Notes in the event of a highly leveraged transaction, other than with respect to certain change of control transactions. See “— Change of Control Triggering Event.”

Restrictions on Secured Indebtedness

The Indenture provides that the Company will not, and will not cause or permit a Restricted Subsidiary to, Incur any Secured Indebtedness unless the Notes will be secured equally and ratably with (or prior to) such Secured Indebtedness, with certain exceptions. This restriction does not prohibit the Incurrence of Secured Indebtedness which is secured by:

(a)	Liens on model homes, homes under construction, homes held for sale, homes that are under contract for sale, contracts for the sale of homes, land (improved or unimproved), manufacturing plants, warehouses or office buildings and fixtures, equipment located thereat or thereon and other related property customarily included as collateral under mortgages, deeds of trust and related documents for a homebuilding or other land development project;

(b)	Liens on assets at the time of their acquisition by the Company or a Restricted Subsidiary, including Capitalized Lease Obligations, which Liens secure obligations assumed by the Company or a Restricted Subsidiary, or on assets of a Person existing at the time such Person is acquired or merged with or into or consolidated with the Company or any such Restricted Subsidiary (and not created in anticipation or contemplation thereof);

(c)	Liens arising from conditional sales agreements or title retention agreements with respect to property acquired by the Company or a Restricted Subsidiary;

(d)	Liens incurred in connection with pollution control, industrial revenue, water sewage or any similar item; and

(e)	Liens securing Indebtedness of a Restricted Subsidiary owed to the Company or to a Wholly Owned Restricted Subsidiary of the Company.

Additionally, such permitted Secured Indebtedness includes any amendment, restatement, supplement, renewal, replacement, extension or refunding in whole or in part, of Secured Indebtedness permitted at the time of the original Incurrence thereof.

In addition, the Company and its Restricted Subsidiaries may Incur Secured Indebtedness, without equally or ratably securing the Notes, if immediately thereafter the sum of (1) the aggregate principal amount of all Secured Indebtedness outstanding Incurred by the Company or any of the Restricted Subsidiaries (excluding (i) Secured Indebtedness permitted under clauses (a) through (e) above (and any permitted amendment, restatement, supplement, renewal, replacement, extension or refunding thereof) and (ii) any Secured Indebtedness in relation to which the Notes have been equally and ratably secured) and (2) all Attributable Debt in respect of Sale and Leaseback Transactions (excluding Attributable Debt in respect of Sale and Leaseback Transactions satisfying the conditions set forth in clauses (a), (b) and (c) under “— Restrictions on Sale and

Leaseback Transactions” and Attributable Debt in respect of Sale and Leaseback Transactions to which the provision under “— Restrictions on Sale and Leaseback Transactions” does not apply pursuant to the first sentence of the second paragraph thereof) as of the date of determination would not exceed 20% of Consolidated Net Tangible Assets.

The provisions described above with respect to limitations on Secured Indebtedness are not applicable to Non-Recourse Indebtedness by virtue of the definition of Secured Indebtedness, and will not restrict or limit our or our Restricted Subsidiaries’ ability to Incur any unsecured Indebtedness, or of any subsidiary which is not a Restricted Subsidiary to Incur any secured or unsecured Indebtedness.

Restrictions on Sale and Leaseback Transactions

The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction, unless:

(a)	notice is promptly given to the Trustee of the Sale and Leaseback Transaction;

(b)	fair value is received by the Company or the relevant Restricted Subsidiary for the property sold (as determined in good faith by the Company and communicated in writing to the Trustee); and

(c)	the Company or a Restricted Subsidiary, within 365 days after the completion of the Sale and Leaseback Transaction, applies, or enters into a definitive agreement to apply within such 365-day period, an amount equal to the net proceeds therefrom either:

•

to the redemption, repayment or retirement of (i) the Notes or any Other Public Notes (including the cancellation by the Trustee of any Notes or Other Public Notes delivered by the Company to the Trustee or the trustee of such Other Public Notes), (ii) other Indebtedness of the Company that ranks equally with the Notes, including under any Bank Credit Facility, or (iii) Indebtedness of any Guarantor that ranks equally with its Guarantee of the Notes, or

•	to the purchase by the Company or any Restricted Subsidiary of the Company of property used in their respective businesses.

This provision will not apply to a Sale and Leaseback Transaction that relates to a sale of a property that occurs within 180 days from the later of (x) the date of acquisition of the property by the Company or a Restricted Subsidiary, (y) the date of the completion of the construction of that property or (z) the date of commencement of full operations on that property. In addition, the Company and its Restricted Subsidiaries may enter into a Sale and Leaseback Transaction without satisfying the conditions set forth in clauses (a), (b) and (c) above if immediately thereafter the sum of (1) the aggregate principal amount of all Secured Indebtedness outstanding Incurred by the Company or any of the Restricted Subsidiaries (excluding Secured Indebtedness permitted under clauses (a) through (e) described in “— Restrictions on Secured Indebtedness,” above (and any permitted amendment, restatement, supplement, renewal, replacement, extension or refunding thereof) or Secured Indebtedness in relation to which the Notes have been equally and ratably secured) and (2) all Attributable Debt in respect of Sale and Leaseback Transactions (excluding Attributable Debt in respect of Sale and Leaseback Transactions satisfying the conditions set forth in clauses (a), (b) and (c) above and Attributable Debt in respect of Sale and Leaseback Transactions to which this provision does not apply pursuant to the first sentence of this paragraph) as of the date of determination would not exceed 20% of Consolidated Net Tangible Assets.

Future Subsidiary Guarantees

The Company shall not permit any of its Restricted Subsidiaries, directly or indirectly, to guarantee, assume or in any manner become liable with respect to any of the Other Public Notes or other notes issued by the Company under an indenture or comparable documents to indentures used in jurisdictions outside of the United States unless such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for the guarantee of the Notes on the same terms as the guarantee of such Other Public

Notes or other notes issued under an indenture or comparable documents used in jurisdictions outside of the United States (except that the guarantee of any notes issued under an indenture or comparable documents used in jurisdictions outside of the United States that are subordinated to the Notes shall be subordinated to the guarantee of the Notes to the same extent as such subordinated notes are subordinated to the Notes).

Designation of Restricted and Unrestricted Subsidiaries

The Company will not, and will not permit any Restricted Subsidiary to, (a) designate any Restricted Subsidiary as an Unrestricted Subsidiary or (b) make any additional Investment in any Unrestricted Subsidiary unless the amount of such Investment (or deemed Investment in the case of a designation), when taken together with all Investments (including by way of designation) made in Unrestricted Subsidiaries after the Original Issue Date, would not exceed the sum of (without duplication):

(i)	the aggregate amount of Restricted Payments (measured at the time of any proposed Investment) that would be permitted to be made pursuant to Section 4.08(c)(iii) (without giving effect to the other clauses of Section 4.08(c)) of the 2016 Notes Indenture; provided, however, that if the 2016 Notes are repaid, prepaid, redeemed, defeased, retired or otherwise cease to exist, “Unrestricted Subsidiary” and “Restricted Subsidiary”, as such terms are defined for purposes of the Notes, shall be used for purposes of the foregoing calculation;

(ii)	100% of dividends or distributions (the fair market value of which, if other than cash, to be determined by the Board of Directors, in good faith) paid to the Company (or any Restricted Subsidiary) by an Unrestricted Subsidiary; provided, however, that in the case of an Unrestricted Subsidiary that is created after the Measurement Date (other than a Subsidiary of an Unrestricted Subsidiary existing on the Measurement Date), such credit shall not exceed the amount of Investments by the Company and the Restricted Subsidiaries made in such Unrestricted Subsidiary after the Measurement Date;

(iii)	the portion (proportionate to the Company’s equity interest in such Unrestricted Subsidiary) of the fair market value of the net assets of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing amount shall not exceed, in the case of any Unrestricted Subsidiary that is created after the Measurement Date (other than a Subsidiary of an Unrestricted Subsidiary existing on the Measurement Date), the amount of Investments made by the Company and the Restricted Subsidiaries in such Unrestricted Subsidiary after the Measurement Date; and

(iv)	$10.0 million.

The Company will not (A) permit any Unrestricted Subsidiary to be designated as a Restricted Subsidiary unless (1) immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing and (2) such Subsidiary complies with the provisions of the covenant described under “— Future Subsidiary Guarantees” or (B) permit any Unrestricted Subsidiary that is an Unrestricted Subsidiary under the 2016 Notes Indenture, the 2018 Notes Indenture or the 2021 Notes Indenture to be designated as a Restricted Subsidiary under the 2016 Notes Indenture, the 2018 Notes Indenture or the 2021 Notes Indenture unless it would be permitted to designate and concurrently does so designate such Subsidiary as a Restricted Subsidiary.

Promptly after the adoption of any Board Resolution designating a Restricted Subsidiary as an Unrestricted Subsidiary or an Unrestricted Subsidiary as a Restricted Subsidiary, a copy thereof shall be filed with the Trustee, together with an officers’ certificate stating that the provisions of this covenant have been complied with in connection with such designation.

At the Original Issue Date, Standard Pacific Mortgage, Inc. and its Subsidiaries and Standard Pacific Investment Corp. and its Subsidiaries are Unrestricted Subsidiaries.

Mergers and Sales of Assets by the Company

The Indenture provides that the Company may not consolidate with, merge into or transfer all or substantially all of its assets to another Person unless:

•

such Person (if other than the Company) is a corporation organized under the laws of the United States or any state thereof or the District of Columbia and expressly assumes all the obligations of the Company under the Indenture and the Notes; and

•	immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing.

Except as provided under “— Note Guarantees,” no Guarantor will be permitted to transfer all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person unless:

•

the Person acquiring the property in any such transfer or the Person formed by or surviving any such consolidation or merger (if other than the Guarantor) unconditionally assumes all the obligations of that Guarantor under the Indenture (including its Guarantee of the Notes) pursuant to an agreement reasonably satisfactory to the Trustee; and

•	immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

provided, that, nothing contained in the Indenture or in the Notes shall prevent any consolidation or merger of a Guarantor with or into the Company or another Guarantor, or shall prevent any transfer of all or substantially all assets of a Guarantor to the Company or another Guarantor. Upon any such consolidation, merger or transfer between a Guarantor and the Company or another Guarantor, the Guarantee given by the non-surviving or transferring Guarantor in the transaction shall no longer have any force or effect.

Events of Default

The Indenture provides that, if an Event of Default specified therein shall have occurred and be continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes may declare the principal amount of the Notes to be immediately due and payable. Under certain circumstances, the holders of a majority in aggregate principal amount of the Notes may rescind such a declaration.

Under the Indenture, an Event of Default is defined as any of the following:

•	failure by the Company to pay the principal or premium of any Note when due;

•	failure by the Company to pay any interest on any Note when due, continuing for 30 days;

•

failure by the Company to comply with its other agreements in the Notes or the Indenture upon the receipt by the Company of notice of such Default by the Trustee or the holders of at least 25% in aggregate principal amount of the Notes and (except in the case of a default with respect to the covenants described in “— Mergers and Sales of Assets by the Company”) the Company’s failure to cure such Default within 60 days after receipt by the Company of such notice;

•	certain events of bankruptcy or insolvency;

•

default under any mortgage, indenture (including the Base Indenture and the supplemental indentures thereto in respect of the terms of the Other Public Notes) or instrument under which is issued or which secures or evidences Indebtedness of the Company or any Restricted Subsidiary (other than the Notes and Non-Recourse Indebtedness) which default constitutes a failure to pay principal of such Indebtedness in an amount of $25 million or more when due and payable (other than as a result of acceleration) or results in Indebtedness (other than the Notes and Non-Recourse Indebtedness) in the aggregate of $25 million or more becoming or being declared due and payable before it would otherwise become due and payable;

•

entry of a final judgment for the payment of money against the Company or any Restricted Subsidiary in an amount of $5 million or more which remains undischarged or unstayed for a period of 60 days after the date on which the right to appeal such judgment has expired or becomes subject to an enforcement proceeding; or

•

except as permitted by the Indenture, any Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Guarantee.

The Trustee shall give notice to holders of the Notes of any continuing Default known to the Trustee within 90 days after the occurrence thereof; provided, that the Trustee may withhold such notice of any Default other than a default in payment of principal of or interest on the Notes, if it determines in good faith that withholding the notice is in the interests of the holders.

The holders of a majority in principal amount of the Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee; provided that such directions shall not be in conflict with any law or the Indenture and are subject to certain other limitations. The Trustee may refuse to exercise any right or power under the Indenture at the direction of such holders if the Trustee has not been provided with indemnity satisfactory to it. No holder of Notes will have any right to pursue any remedy with respect to the Indenture or the Notes, unless:

•	such holder shall have previously given the Trustee written notice of a continuing Event of Default;

•	the holders of at least a majority in aggregate principal amount of the outstanding Notes shall have made a written request to the Trustee to pursue such remedy;

•	such holder or holders have offered to the Trustee reasonable indemnity satisfactory to the Trustee;

•	the Trustee shall have failed to comply with the request within 60 days after receipt of such request and offer of indemnity; and

•	the holders of a majority in aggregate principal amount of the Notes have not given the Trustee a direction inconsistent with such request.

Notwithstanding the foregoing, the right of any holder of any Note to receive payment of the principal of and interest on such Note on the stated maturity expressed in such Note or to institute suit for the enforcement of any such payments shall not be impaired or adversely affected without such holder’s consent. The holders of at least a majority in aggregate principal amount of the Notes may waive an existing Default or Event of Default and its consequences, other than: any Default or Event of Default in any payment of the principal of or interest on any Note; or any Default or Event of Default in respect of certain covenants or provisions in the Indenture which may not be modified without the consent of the holder of each Note as described in “— Modification and Waiver” below.

The Company is required to deliver to the Trustee an annual certificate regarding compliance with the Indenture, and include in such certificate whether any officer of the Company is aware of any Default or Event of Default and a statement describing such Default or Event of Default, if any.

Acceleration

Except with respect to an Event of Default due to certain bankruptcy or insolvency events, if an Event of Default has occurred and is continuing, the Trustee by notice to the Company, or the holders of at least 25% of the outstanding Notes by notice to the Company and the Trustee, may declare all Notes to be due and payable immediately. If there is an Event of Default due to certain bankruptcy or insolvency events, then the Notes, without any declaration, notice or other act on the part of the Trustee and the Company or any holder, shall automatically be due and payable immediately. Holders of a majority in principal amount of outstanding Notes may rescind an acceleration and its consequences (other than an acceleration due to nonpayment of principal of, or interest on, the Notes); provided that the rescission does not conflict with any judgment or decree and all existing Events of Default (other than non-payment of accelerated principal and premium, if any) have been cured or waived.

Discharge and Defeasance

The Indenture will be discharged and will cease to be of further effect (except as to rights of registration of transfer or exchange of Notes which shall survive until all Notes have been canceled) when:

•

either (1) all the Notes that have been authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation, or (2) all Notes not delivered to the Trustee for cancellation have become due and payable, will become due and payable at stated maturity within one year or are to be called for redemption by the Company within one year pursuant to the provisions described under “— Optional Redemption,” and the Company has irrevocably deposited or caused to be deposited in trust with the Trustee, under an irrevocable trust agreement, money or United States government obligations in an amount sufficient to pay principal of and any interest on the Notes to their maturity or redemption,

•	the Company has paid all sums payable under the Indenture in respect of the Notes, and

•	the Company has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or on the date of redemption, as the case may be.

With respect to such discharge, the Company will also be required to deliver an officers’ certificate and an opinion of counsel (as to legal matters) stating that all conditions precedent to such discharge have been complied with.

In addition, the Company may terminate all its obligations under the Indenture as they relate to the Notes at any time by:

•

depositing in trust with the Trustee, under an irrevocable trust agreement, money or United States government obligations in an amount sufficient to pay principal of and any interest on the Notes to their maturity or redemption, and

•

complying with other conditions, including delivery to the Trustee of an opinion of counsel or a ruling received from the Internal Revenue Service to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of the right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise, which opinion of counsel is based upon a change in the applicable federal tax law since the Original Issue Date.

The Company may also terminate its obligations under the Indenture, other than the obligation to pay principal of and any interest on the Notes and certain other obligations, at any time by:

•

depositing in trust with the Trustee, under an irrevocable trust agreement, money or U.S. government obligations in an amount sufficient to pay principal of and any interest on the Notes to their maturity or redemption, and

•

complying with certain other conditions, including delivery to the Trustee of an opinion of counsel or a ruling received from the Internal Revenue Service to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of the right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise.

Modification and Waiver

The Company and the Trustee may execute a supplemental indenture without the consent of the holders of the Notes:

•	to add to the covenants, agreements and obligations of the Company for the benefit of the holders of all the Notes or to surrender any right or power conferred in the Indenture upon the Company;

•	to evidence the succession of another corporation to the Company and the assumption by it of the obligations of the Company under the Indenture and the Notes;

•

to provide for guarantees pursuant to the covenant described under “— Certain Covenants — Future Subsidiary Guarantees,” to provide for release of a Guarantor in compliance with the Indenture and to evidence the succession of another Person to such Guarantor and the assumption by it of the obligations of such Guarantor under the Indenture and such Guarantee;

•	to provide for the issuance of Additional Notes as permitted under the Indenture;

•

to provide for the acceptance of appointment under the Indenture of a successor Trustee and to add to or change any provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts by more than one Trustee;

•	to provide for uncertificated securities in addition to or in place of certificated securities;

•	to cure any ambiguity, omission, defect or inconsistency;

•	to conform the text of the Indenture or the Notes to any provision of this “Description of notes”;

•	to pledge collateral to secure the Notes and Guarantees and to release any collateral securing the Notes and Guarantees as provided in the Indenture; or

•	to make any other change that does not adversely affect the rights of any holder.

With the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Notes (including any consent obtained in connection with any purchase or exchange of or tender for the Notes), the Company and the Trustee may also execute a supplemental indenture to add provisions to, or change in any manner or eliminate any provisions of, the Indenture or modify in any manner the rights of the holders of the Notes; provided that no such supplemental indenture will, without the consent of the holder of each such Note affected thereby:

•	reduce the amount of Notes whose holders must consent to an amendment, supplement or waiver;

•	reduce the rate of or change the time for payment of interest, including default interest, on any Note;

•

reduce the principal of or change the fixed maturity of any Note or alter the provisions (including related definitions) with respect to redemptions described under “— Optional Redemption” or with respect to mandatory offers to repurchase Notes described under “— Change of Control Triggering Event”;

•	make any Note payable in money or at a place other than that stated in such Note;

•	make any change in the “Waiver of Existing Defaults,” “Rights of Holders to Receive Payment” or the “With Consent of Holders” sections set forth in the Indenture;

•	adversely modify the ranking or priority of the Notes, except for releases of Guarantees and collateral securing the Notes permitted by the Indenture; or

•

waive a continuing Default or Event of Default in the payment of principal of or interest on the Notes; or release any Guarantor from any of its obligations under its Guarantee or the Indenture other than in accordance with the terms of the Indenture.

Holders of not less than a majority in principal amount of the outstanding Notes may waive certain past Defaults or Events of Default and may waive compliance by the Company with certain of the restrictive covenants described above.

The Trustee

The Trustee is The Bank of New York Mellon Trust Company, N.A. The Trustee will be permitted to engage in certain transactions with the Company and its subsidiaries; provided, however, if the Trustee acquires any conflicting interest, it must eliminate such conflict or resign upon the occurrence of an Event of Default.

In case an Event of Default occurs and is not cured, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in similar circumstances in the conduct of its own affairs. The Trustee may refuse to perform any duty or exercise any right or power under the Indenture, unless it receives indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The laws of the State of New York will govern the Indenture and the Notes.

Reports to Holders of the Notes

So long as the Company is subject to the periodic reporting requirements of the Exchange Act, it will continue to furnish the information required thereby to the Commission. The Indenture provides that even if the Company is entitled under the Exchange Act not to furnish such information to the Commission or to the holders of the Notes, it will nonetheless continue to furnish information under Section 13 or 15(d) of the Exchange Act to the Commission and the Trustee as if it were subject to such periodic reporting requirements.

Certain Definitions

Set forth below is a summary of certain defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“2014 Notes” means the Company’s 6 1/4% Senior Notes due 2014.

“2015 Notes” means the Company’s 7% Senior Notes due 2015.

“2016 Notes” means the Company’s 10.750% Senior Notes due 2016.

“2016 Notes Indenture” means the Base Indenture as amended and supplemented by the Fourteenth Supplemental Indenture.

“2018 Notes” means the Company’s 8 3/8% Senior Notes due 2018.

“2018 Notes Indenture” means the Base Indenture as amended and supplemented by the Fourteenth Supplemental Indenture and the Fifteenth Supplemental Indenture.

“2021 Notes” means the Company’s 8 3/8% Senior Notes due 2021.

“2021 Notes Indenture” means the Base Indenture as amended and supplemented by the Sixteenth Supplemental Indenture.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Attributable Debt”, when used with respect to any Sale and Leaseback Transaction, means, as at the time of determination, the present value (discounted at a rate equivalent to the Company’s then-current weighted average cost of funds for borrowed money as at the time of determination, compounded on a semi-annual basis) of the total obligations of the lessee for rental payments during the remaining term of any Capitalized Lease Obligations included in any such Sale and Leaseback Transaction.

“Bank Credit Facility” means the Company’s Revolving Credit Facility dated as of October 19, 2012, as amended, renewed, supplemented or otherwise modified from time to time and any other bank credit agreement or credit facility entered into in the future by the Company or any Restricted Subsidiary and any other agreement (including all related ancillary agreements) pursuant to which any of the Indebtedness, Obligations, commitments, costs, expenses, fees, reimbursements and other indemnities payable or owing under the Revolving Credit Facility or any other bank credit agreement or credit facility (or under any subsequent Bank Credit Facility) may be refinanced, restructured, renewed, extended, refunded, replaced or increased, as the Revolving Credit Facility or any other such bank credit agreement, credit facility or other agreement may from time to time at the option of the parties thereto be amended, renewed, supplemented or otherwise modified.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Capitalized Lease Obligations” means any obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP.

“Change of Control” means the occurrence of any of the following events:

•

any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company;

•

the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company to another Person, other than any such sale to one or more Restricted Subsidiaries, and in the case of any such merger or consolidation, the securities of the Company that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of the Voting Stock of the Company are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving corporation, or a parent corporation that owns all of the Capital Stock of such surviving corporation, that represent immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving corporation or such parent corporation, as the case may be; or

•

a “Change of Control” occurs under any of the Other Public Notes or any other notes issued by the Company under an indenture or comparable documents to indentures used in jurisdictions outside of the United States.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Decline.

“Consolidated Net Tangible Assets” means, as of any date, the total amount of assets which would be included on a combined balance sheet of the Company and the Restricted Subsidiaries under GAAP (less applicable reserves and other properly deductible items) after deducting therefrom:

(1)	all short-term liabilities, except for (x) liabilities payable by their terms more than one year from the date of determination (or renewable or extendible at the option of the obligor for a period ending more than one year after such date) and (y) liabilities in respect of retiree benefits other than pensions for which the Required Subsidiaries are required to accrue pursuant to Accounting Standards Codification 715 (formerly Statement of Financial Accounting Standards No. 106);

(2)	investments in Subsidiaries that are not Restricted Subsidiaries; and

(3)	all goodwill, trade names, trademarks, patents, unamortized debt discount, unamortized expense incurred in the issuance of debt and other intangible assets.

“Default” means any event, act or condition that is, or after notice or passage of time or both would be, an Event of Default.

“Disqualified Stock” means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

•	matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

•	is convertible or exchangeable, at the option of the holder thereof, for Indebtedness or Disqualified Stock; or

•	is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the stated maturity of the Notes.

Notwithstanding the foregoing, “Disqualified Stock” shall not include Capital Stock which is redeemable solely pursuant to a change in control provision that does not (A) cause such Capital Stock to become redeemable in circumstances which would not constitute a Change of Control and (B) require the Company to pay the redemption price therefor prior to the repurchase date specified under “— Change of Control Triggering Event” above.

“Fitch” means Fitch Ratings.

“GAAP” means generally accepted accounting principles set forth in the accounting standards codification of the Financial Accounting Standards Board or in such other statements by such or any other entity as may be approved by a significant segment of the accounting profession of the United States, as in effect on the date of the Indenture.

“Guarantor” means all of our subsidiaries that execute a Guarantee of the Notes on the Original Issue Date and any Restricted Subsidiary that subsequently executes a Guarantee of the Notes pursuant to the terms of the Indenture, until such time as any such subsidiary is released from its Guarantee pursuant to the terms of the Indenture.

“Hedging Obligations” of any Person means the net obligations of such Person pursuant to any Interest Rate Agreement or any foreign exchange contract, currency swap agreement or other similar agreement to which such Person is a party or a beneficiary.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary; provided further, however, that in the case of a discount security or a payment-in-kind security, neither the accrual or capitalization of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness. The term “Incurrence” when used as a noun shall have a correlative meaning.

“Indebtedness” means on any date of determination (without duplication),

(1)	the principal of and premium (if any) in respect of:

(A)	indebtedness of such Person for money borrowed, and

(B)	indebtedness for borrowed money evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;

(2)	all Capitalized Lease Obligations of such Person;

(3)	all obligations of such Person issued or assumed as the deferred purchase price of property or services, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but in each case excluding (A) accounts payable and accrued expenses arising in the ordinary course of business and (B) any obligation to pay a contingent purchase price as long as such obligation remains contingent) which would appear as a liability on a balance sheet of a Person prepared on a consolidated basis in accordance with GAAP, which purchase price or obligation is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services (provided that, in the case of obligations of an acquired Person assumed in connection with an acquisition of such Person, such obligations would constitute Indebtedness of such Person);

(4)	all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit);

(5)	the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of such Person, any Preferred Stock (but excluding, in each case, any accrued dividends);

(6)	all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any guarantee;

(7)	all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured; and

(8)	to the extent not otherwise included in this definition, Hedging Obligations of such Person.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency, other than a contingency solely within the control of such Person, giving rise to the obligations, of any contingent obligations as described above at such date. However, in the case of any loan to value maintenance agreement (or similar agreement) by which the Company or any Restricted Subsidiary agrees to maintain for a joint venture a minimum ratio of indebtedness outstanding to value of collateral property, only amounts owing by the Company or the Restricted Subsidiary (or which would be owing upon demand of the lender) at such date under such agreements will be included in Indebtedness. In addition, the amount outstanding at any time of any Indebtedness issued with original issue discount shall be deemed to be the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such indebtedness at such time as determined in conformity with GAAP.

“Interest Rate Agreement” means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect the Company or any Restricted Subsidiary against fluctuations in interest rates.

“Investment” in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such Person) or other extensions of credit (including by way of guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. For purposes of the covenant described under “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” “Investment” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary of an amount (if positive) equal to:

(1)	the Company’s “Investment” in such Subsidiary at the time of such redesignation, less

(2)	the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation.

In determining the amount of any Investment made by transfer of any property other than cash, such property shall be valued at its fair market value at the time of such Investment as determined by the Board of Directors in good faith.

“Lien” means, with respect to any asset, any mortgage, deed of trust, lien, pledge or security interest.

“Measurement Date” means May 3, 2010.

“Moody’s” means Moody’s Investors Service, Inc.

“Non-Recourse Indebtedness” means Indebtedness or other obligations secured by a Lien on property to the extent that the liability for such Indebtedness or other obligations is limited to the security of the property (or to Persons other than the Company or any Restricted Subsidiary) without liability on the part of the Company or any Restricted Subsidiary (other than, in the case of Indebtedness or obligations of a Subsidiary, with respect to the Subsidiary that holds title to such property (if such property constitutes all or substantially all the property of such Subsidiary) and a pledge of the equity interests of such Subsidiary or its Subsidiaries) for any deficiency; provided that recourse obligations or liabilities of the Company or such Restricted Subsidiary solely for indemnities, covenants (including, without limitation, performance, completion or similar covenants), or breach of any warranty, representation or covenant in respect of any Indebtedness, including indemnities for and liabilities arising from fraud, misrepresentation, misapplication or non-payment of rents, profits, insurance and condemnation proceeds and other sums actually received by the borrower from secured assets to be paid to the lender, waste and mechanics’ liens, will in each case not prevent Indebtedness from being classified as Non-Recourse Indebtedness.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Original Issue Date” means the date of the original issue of the Notes offered hereby pursuant to the Indenture.

“Other Public Notes” means the Company’s 1 1/4% Convertible Senior Notes due 2032, the 2021 Notes, the 2018 Notes, the 2016 Notes, the 2015 Notes and the 2014 Notes.

“Person” means an individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, limited liability partnership, trust, unincorporated organization, or government or any agency or political subdivision thereof.

“Preferred Stock”, as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

“Rating Agencies” means (a) each of S&P, Moody’s and Fitch and (b) if any of S&P, Moody’s or Fitch ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons beyond the control of the Company, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Company (as certified by an authorized officer of the Company) as a replacement agency for S&P, Moody’s or Fitch, or all of them, as the case may be.

“Rating Category” means:

(1)	with respect to S&P and Fitch, any of the following categories: BB, B, CCC, CC, C and D (or equivalent successor categories);

(2)	with respect to Moody’s, any of the following categories: Ba, B, Caa, Ca, C and D (or equivalent successor categories); and

(3)	with respect to any other Rating Agency, those categories most closely approximating those set forth in (1) or (2) above.

In determining whether the rating of the Notes has decreased by one or more gradations, gradations within Rating Categories (+ and - for S&P and Fitch; 1, 2 and 3 for Moody’s; or the equivalent gradations for any other Rating Agency) will be taken into account (e.g., with respect to S&P and Fitch a decline in rating from BB+ to BB, as well as from BB- to B+, will constitute a decrease of one gradation).

“Rating Date” means the date which is 60 days prior to the earlier of (1) a Change of Control and (2) public notice of the occurrence of a Change of Control or of the intention by the Company to effect a Change of Control.

“Rating Decline” means the decrease (as compared with the Rating Date) by one or more gradations within Rating Categories as well as between Rating Categories of the rating of the Notes by at least two of the three Rating Agencies during the period commencing on the Rating Date and ending 60 days after the applicable Change of Control (which period will be extended for so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies). If less than three Rating Agencies are rating the Notes on any Rating Date, the ratings of the Rating Agency (or Rating Agencies) not rating the Notes will be deemed to have decreased by one or more gradations within Rating Categories or between Rating Categories until three Rating Agencies rate the Notes.

“Restricted Subsidiary” means any 80% or more owned Subsidiary that has not been designated an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc.

“Sale and Leaseback Transaction” means a sale or transfer made by the Company or a Restricted Subsidiary (except a sale or transfer made to the Company or another Restricted Subsidiary) of any property which is either

(1) a manufacturing facility, office building or warehouse whose book value equals or exceeds 1% of Consolidated Net Tangible Assets as of the date of determination or (2) another property (not including a model home) which exceeds 5% of Consolidated Net Tangible Assets as of the date of determination, if such sale or transfer is made with the agreement, commitment or intention of leasing such property to the Company or a Restricted Subsidiary.

“Secured Indebtedness” means any Indebtedness which is secured by (1) a Lien on any property of the Company or the property of any Restricted Subsidiary or (2) a Lien on Capital Stock owned directly or indirectly by the Company or a Restricted Subsidiary in any Person or in the Company’s rights or the rights of a Restricted Subsidiary in respect of Indebtedness of a Person in which the Company or a Restricted Subsidiary has an equity interest; provided that “Secured Indebtedness” shall not include Non-Recourse Indebtedness of any Subsidiary that was formed for and is engaged in homebuilding or land development operations which is secured principally by unimproved land (whether entitled or unentitled), improved land (including lots under development), housing units under construction, completed housing units and other related property customarily included as collateral under mortgages, deeds of trust and related documents for homebuilding or land development operations. The securing in the foregoing manner of any such Indebtedness which immediately prior thereto was not Secured Indebtedness shall be deemed to be the creation of Secured Indebtedness at the time security is given.

“Subsidiary” means a corporation, a majority of the capital stock with voting power to elect directors of which is directly or indirectly owned by the Company or its Subsidiaries, or any Person in which the Company or its Subsidiaries has at least a majority ownership interest.

“Unrestricted Subsidiary” means: (i) any Subsidiary in which the Company, directly or indirectly, has less than an 80% ownership interest; (ii) any 80% or more owned Subsidiary which in accordance with the covenant described under “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries” has been designated in a resolution adopted by the Board of Directors as an Unrestricted Subsidiary, in each case unless and until such Subsidiary shall, in accordance with the covenant described under “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries” hereof, be designated by a resolution of the Board of Directors as a Restricted Subsidiary; and (iii) any 80% or more owned Subsidiary a majority of the Voting Stock of which shall at the time be owned directly or indirectly by one or more Unrestricted Subsidiaries.

“Voting Stock” means, with respect to any Person, securities of any class of Capital Stock of such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of any contingency) to vote in the election of members of the board of directors of such Person.

“Wholly Owned Restricted Subsidiary” means a Restricted Subsidiary of which 100% of the Capital Stock (except for directors’ qualifying shares or certain minority interests owned by other Persons solely due to local law requirements that there be more than one stockholder, but which interest is not in excess of what is required for such purpose) is owned directly by the Company or through one or more Wholly Owned Restricted Subsidiaries.

Book-Entry, Delivery and Form

The Notes initially will be represented by notes in registered global form (the “Global Notes”).

The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for the notes in certificated form except in the limited circumstances described below. See

“— Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of the Notes in certificated form.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Company takes no responsibility for these operations and procedures and urges investors to contact the systems or their participants directly to discuss these matters.

DTC has advised the Company that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “banking organization” within the meaning of the New York Banking Law, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Exchange Act. DTC was created to hold the securities of its participating organizations (“participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (which may include the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (or their representatives) have ownership interests in DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies (“indirect participants”), that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants or indirect participants may beneficially own the Notes held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each Note held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

Upon the issuance of a Global Note, DTC or its nominee will credit the accounts of participants with the respective principal amounts of the Notes represented by such Global Note purchased by such participants in the offering. Such accounts shall be designated by the underwriters. Investors in the Global Notes who are participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not participants may hold their interests therein indirectly through the organizations (including Euroclear and Clearstream) which are participants in such system.

All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream also may be subject to the procedures and requirements of such systems. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by DTC (with respect to participants’ interests) or by the participants and the indirect participants (with respect to the owners of beneficial interests in such Global Note other than participants).

The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Note. Because DTC, Euroclear and Clearstream can act only on behalf of their respective participants, which in turn act on behalf of indirect participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons or entities that do not participate in the DTC, Euroclear or Clearstream system, as applicable, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Payment of principal of and interest on the Notes represented by a Global Note will be made in immediately available funds to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the notes represented thereby for all purposes under the Indenture. Under the terms the Indenture, the Company and the Trustee will treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners of the Notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for:

(1)	any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2)	any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

The Company has been advised by DTC that upon receipt of any payment of principal of or interest on any Global Note, DTC will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Note as shown on the records of DTC. The Company expects that payments by participants or indirect participants to owners of beneficial interests in a Global Note held through such participants or indirect participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in “street name” and will be the sole responsibility of such participants and indirect participants.

Neither the Company nor the Trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf of delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream. DTC has advised the Company that it will take any action permitted to be taken by a holder of the Notes, as the case may be, only at the direction of one or more participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its participants. So long as DTC or any successor depositary for a Global Note, or any nominee, is the registered owner of such Global Note, DTC or such successor depositary or nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Notes and the Indenture. Except as set forth above, owners of beneficial interests in a Global Note will not be entitled to have the notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes in definitive form and will not be considered to be the owners or holders of any notes under such Global Note. Accordingly, each Person owning a beneficial interest in a Global Note must rely on the procedures of DTC or any successor depositary, and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a holder of the Notes under the Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of holders or that an owner of a beneficial interest in a Global Note desires to give or take any action which a holder is entitled to give or take under the Indenture, DTC or any successor depositary would authorize the participants holding the relevant beneficial interest to give or take such action and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in Global Notes among participants in DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the Trustee or the underwriters will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for certificated notes only if:

(a)	DTC notifies the Company that it is unwilling or unable to continue as a depositary for such Global Note or if at any time DTC ceases to be a clearing agency registered under the Exchange Act and, in either case, the Company fails to appoint a successor depository within 90 days after the date of such notice,

(b)	the Company in its discretion at any time determines not to have all the Notes represented by such Global Note, or

(c)	there shall have occurred and be continuing a Default or an Event of Default with respect to the notes represented by such Global Note.

Any Global Note that is exchangeable for certificated notes pursuant to the preceding sentence will be exchanged for certificated notes in authorized denominations and registered in such names as DTC or any successor depositary holding such Global Note may direct. Subject to the foregoing, a Global Note is not exchangeable, except for a Global Note of like denomination to be registered in the name of DTC or any successor depositary or its nominee. In the event that a Global Note becomes exchangeable for certificated notes,

(a)	certificated notes will be issued only in fully registered form in denominations of $2,000 or integral multiples of $1,000 in excess thereof,

(b)	payment of principal of, and premium, if any, and interest on, the certificated notes will be payable, and the transfer of the certificated notes will be registerable, at the office or agency of the Company maintained for such purposes, and

(c)	no service charge will be made for any registration of transfer or exchange of the certificated notes, although the Company may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith.

Description of other indebtedness

Senior Notes

As of June 30, 2013, we had approximately $1,289.8 million principal amount of senior notes (excluding our convertible notes, discussed below), of which approximately $5.0 million matures in 2014, $29.8 million matures in 2015, $280.0 million matures in 2016, $575.0 million matures in 2018 and $400.0 million matures in 2021. The senior notes payable described above are all senior obligations and rank equally with our other existing senior indebtedness and are redeemable at our option, in whole or in part, pursuant to a “make whole” formula. These senior notes contain various restrictive covenants, including, with respect to the 2016 notes, a limitation on additional indebtedness and a limitation on restricted payments. Under the limitation on additional indebtedness, we are permitted to incur specified categories of indebtedness but are prohibited, aside from those exceptions, from incurring further indebtedness if we do not satisfy either a maximum leverage condition or a minimum interest coverage condition. Under the limitation on restricted payments, we are also prohibited from making restricted payments (which include dividends, and investments in and advances to our joint ventures and other unrestricted subsidiaries), if we do not satisfy either condition. Our ability to make restricted payments is also subject to a basket limitation. As of June 30, 2013, we were able to satisfy the conditions necessary to incur additional indebtedness and to make restricted payments. In addition, if we were unable to satisfy either the leverage condition or interest coverage condition, restricted payments could be made from our unrestricted subsidiaries.

Convertible Notes

As of June 30, 2013, we had approximately $253.0 million principal amount outstanding of our convertible notes. Our outstanding convertible notes mature in 2032 and the conversion rate applicable to the convertible notes is 123.7662 shares (equivalent to a conversion price of $8.08) of our common stock per $1,000 principal amount of notes.

Secured Project Debt and Other Notes Payable

Our secured project debt and other notes payable consist of seller non-recourse financing and community development district and similar assessment district bond financings used to finance land acquisition, development and infrastructure costs for which we are responsible. As of June 30, 2013, we had approximately $5.2 million outstanding in secured project debt and other notes payable.

Surety Bonds

We obtain surety bonds in the normal course of business to ensure completion of the infrastructure of our projects. As of June 30, 2013, we had approximately $397.0 million in surety bonds outstanding (exclusive of surety bonds related to our joint ventures), with respect to which we had an estimated $238.6 million remaining in cost to complete.

Revolving Credit Facility

As of June 30, 2013, we were party to a $350 million unsecured revolving credit facility, of which $320 million matures in October 2015 and $30 million matures in February 2014. The revolving credit facility has an accordion feature under which the aggregate commitment may be increased up to $550 million, subject to the availability of additional bank commitments and certain other conditions. As of June 30, 2013, the revolving credit facility contained financial covenants, including, but not limited to: (i) a minimum consolidated tangible net worth covenant; (ii) a minimum interest coverage ratio; (iii) a maximum net homebuilding leverage ratio; and (iv) a maximum land not under development to tangible net worth ratio. This facility also contains a borrowing base provision, which limits the amount we may borrow or keep outstanding under the facility, and also contains a limitation on our investments in joint ventures. Interest rates charged under the revolving credit facility include LIBOR and prime rate pricing options. As of June 30, 2013, we satisfied the conditions that would allow us to borrow up to $317.5 million under the facility and had no amounts outstanding.

Letter of Credit Facilities

As of June 30, 2013, we were party to two committed letter of credit facilities totaling $11 million, of which $7.2 million was outstanding. In addition, as of such date, we also had a $30 million uncommitted letter of credit facility, of which $17.8 million was outstanding. These facilities require cash collateralization and have maturity dates ranging from September 2013 to November 2013. As of June 30, 2013 these facilities were secured by cash collateral deposits of $25.3 million.

Joint Ventures

Our joint ventures have historically obtained secured acquisition, development and construction financing designed to reduce the use of funds from corporate financing sources. As of June 30, 2013, we held membership interests in 20 homebuilding and land development joint ventures, of which eight were active and 12 were inactive or winding down. As of such date, two joint ventures had $46.4 million of project specific financing outstanding that is non-recourse to us, of which $16.4 million is scheduled to mature in December 2013 and $30.0 million is scheduled to mature in June 2014. In addition, as of June 30, 2013, our joint ventures had $2.7 million of surety bonds outstanding subject to indemnity arrangements by us and had an estimated $0.2 million remaining in cost to complete.

Mortgage Credit Facilities

We commit to making mortgage loans to our homebuyers through our mortgage financing subsidiary, Standard Pacific Mortgage, Inc. (“Standard Pacific Mortgage”). As of June 30, 2013, we had $97.0 million outstanding under our mortgage financing subsidiary’s mortgage credit facilities. These mortgage credit facilities consist of a $125 million repurchase facility with one lender, maturing in May 2014, and a $25 million repurchase facility with another lender, maturing in September 2013. These facilities require Standard Pacific Mortgage to maintain cash collateral accounts, which totaled approximately $1.8 million as of June 30, 2013, and also contain financial covenants which require Standard Pacific Mortgage to, among other things, maintain a minimum level of tangible net worth, not to exceed a debt to tangible net worth ratio, maintain a minimum liquidity amount based on a measure of total assets (inclusive of the cash collateral requirement), and satisfy pretax income (loss) requirements. As of June 30, 2013, Standard Pacific Mortgage was in compliance with the financial and other covenants contained in this facility.

Material U.S. federal income tax considerations

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the notes. It is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated thereunder (the “Treasury Regulations”) and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. No ruling from the U.S. Internal Revenue Service (“IRS”) has been or is expected to be sought with respect to any aspect of the transactions described herein. Accordingly, no assurance can be given that the IRS will agree with the views expressed in this summary, or that a court will not sustain any challenge by the IRS in the event of litigation. The following relates only to notes acquired in this offering for an amount of cash equal to their offering price and that are held as capital assets (i.e., generally, property held for investment).

This summary does not address all of the U.S. federal income tax consequences that may be relevant to particular holders in light of their personal circumstances, or to certain types of holders that may be subject to special tax treatment (such as banks and other financial institutions, employee stock ownership plans, partnerships or other pass-through entities for U.S. federal income tax purposes, former citizens or residents of the United States, controlled foreign corporations, foreign personal holding companies, corporations that accumulate earnings to avoid U.S. federal income tax, insurance companies, tax-exempt organizations, dealers in securities, brokers, “U.S. Holders” (as defined below) whose functional currency is not the U.S. dollar, persons subject to the alternative minimum tax or persons who hold the notes as a hedge or who hedge the interest rate on the notes). In addition, this summary does not include any description of the tax laws of any state, local or non-U.S. government that may be applicable to a particular holder and does not consider any aspects of U.S. federal tax law other than income taxation.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the notes that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other business entity treated as a corporation) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if a court within the United States can exercise primary supervision over its administration, and one or more United States persons have the authority to control all of the substantial decisions of that trust (or the trust was in existence on August 20, 1996, and validly elected to continue to be treated as a U.S. trust).

A “non-U.S. Holder” is a beneficial owner of the notes that is an individual, corporation, estate, or trust and is not a U.S. Holder.

The U.S. federal income tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) that holds the notes generally will depend on such partner’s particular circumstances and on the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS OFFERING MEMORANDUM IS NOT INTENDED OR WRITTEN BY US TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY HOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE NOTES BY THE ISSUER; AND (C) HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR U.S. FEDERAL

INCOME TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE TAX CONSEQUENCES UNDER STATE, LOCAL, NON-U.S. AND OTHER U.S. FEDERAL TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN THE FEDERAL INCOME TAX LAWS.

U.S. Federal Income Tax Consequences to U.S. Holders

Treatment of Stated Interest

Stated interest on the notes will be treated as “qualified stated interest” (i.e., stated interest that is unconditionally payable at least annually at a single fixed rate over the entire term of the note) and will be taxable to U.S. Holders as ordinary interest income as the interest accrues or is paid in accordance with the holder’s regular method of tax accounting.

Issue Price and Original Issue Discount

The notes will be treated as being issued with OID for U.S. federal income tax purposes to the extent their issue price (excluding any amount attributable to pre-issuance accrued interest) is less than their stated principal amount (by more than a de minimis amount). The “issue price” of a note generally is the first price at which a substantial amount of the “issue” of the notes is sold to the public for money (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers).

It is expected that the notes will be issued with no more than a de minimis amount of OID for U.S. federal income tax purposes. If, contrary to our expectations, the notes are issued with OID, a U.S. Holder (whether a cash or accrual method taxpayer) will be required to include in gross income all OID as it accrues on a constant yield to maturity basis, before the receipt of cash payments attributable to this income. The amount of OID includible in gross income for a taxable year will be the sum of the daily portions of OID with respect to the note for each day during that taxable year on which the U.S. Holder holds the note. The daily portion is determined by allocating to each day in an “accrual period” a pro rata portion of the OID allocable to that accrual period. The OID allocable to any accrual period will equal (a) the product of the “adjusted issue price” of the note as of the beginning of such period and the note’s yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) less (b) the qualified stated interest allocable to that accrual period. The “adjusted issue price” of a note as of the beginning of any accrual period will equal its issue price, increased by previously accrued OID.

A U.S. Holder will not be required to recognize any additional income upon the receipt of any payment on the notes that is attributable to previously accrued OID.

If the notes are issued with OID, a U.S. Holder may elect to include in gross income all interest that accrues on the notes using the constant-yield method described above, with certain modifications. For purposes of this election, interest includes stated interest and OID. This election generally applies only to the note with respect to which it is made and may not be revoked without the consent of the IRS. U.S. Holders should consult their tax advisors concerning the consequences of this election.

Sale or Other Disposition of the Notes

In general, upon the sale, exchange, redemption, retirement or other taxable disposition of a note, a U.S. Holder will recognize taxable gain or loss equal to the difference between (1) the amount of the cash and the fair market value of any property received on the sale or other taxable disposition (less an amount equal to any accrued and unpaid stated interest, which will be taxable as interest income as discussed above) and (2) the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be equal to the holder’s cost therefor, increased by any OID previously includible in income by the U.S. Holder with respect to such note. Gain or loss realized on the sale or other taxable disposition of a note will generally be capital gain or loss and will be a long-term capital gain or loss if at the time of the disposition the holder has held the note for more than one year. For non-corporate taxpayers, long-term capital gains are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

In general, a U.S. Holder of the notes will be subject to backup withholding with respect to interest and OID, if any, on the notes, and the proceeds of a sale or other disposition (including a retirement or redemption) of the notes, at a rate of 28%, unless such holder (a) is an entity that is exempt from backup withholding and, when required, demonstrates this fact, or (b) provides the payor with its taxpayer identification number (“TIN”), certifies that the TIN provided to the payor is correct and that the holder has not been notified by the IRS that such holder is subject to backup withholding due to underreporting of interest or dividends, and otherwise complies with applicable requirements of the backup withholding rules. In addition, such payments to U.S. Holders that are not exempt entities will generally be subject to information reporting requirements. A U.S. Holder who does not provide the payor with its correct TIN may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Tax on Net Investment Income

Newly enacted legislation requires certain U.S. Holders who are individuals, estates or certain trusts to pay a 3.8% Medicare tax on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000 depending on the individual’s circumstances). Net investment income will generally include interest income and net gains from the disposition of the notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. Holder that is an individual, estate or trust should consult its tax advisor regarding the applicability of the Medicare tax to its income and gains in respect of its investment in the notes.

U.S. Federal Income Tax Consequences to Non-U.S. Holders

Treatment of Interest and OID

Subject to the discussion of backup withholding below, under the “portfolio interest exemption,” a non-U.S. Holder will generally not be subject to U.S. federal income tax (or any withholding tax) on payments of stated interest or OID (if any) on the notes that is not effectively connected with the non-U.S. Holder’s trade or business, provided that:

•	the non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our common stock entitled to vote;

•

the non-U.S. Holder is not, and is not treated as, a bank receiving interest or OID (if any) on an extension of credit pursuant to a loan agreement entered into in the ordinary course of its trade or business;

•	the non-U.S. Holder is not a “controlled foreign corporation” that is related (actually or constructively) to us; and

•	certain certification requirements are met.

Under current law, the certification requirement will be satisfied in any of the following circumstances:

•

if a non-U.S. Holder provides to us or our paying agent a statement on IRS Form W-8BEN (or suitable successor form), together with all appropriate attachments, signed under penalties of perjury, identifying the non-U.S. Holder by name and address and stating, among other matters, that the non-U.S. holder is not a United States person;

•

if a note is held through a securities clearing organization, bank or another financial institution that holds customers’ securities in the ordinary course of its trade or business, (i) the non-U.S. Holder provides such a form to such organization or institution, and (ii) such organization or institution, under penalty of perjury, certifies to us that it has received such statement from the beneficial owner or another intermediary and furnishes us or our paying agent with a copy thereof; or

•

if a financial institution or other intermediary that holds the notes on behalf of the non-U.S. Holder has entered into a withholding agreement with the IRS and submits an IRS Form W-8IMY (or suitable successor form) and certain other required documentation to us or our paying agent.

If the requirements of the portfolio interest exemption described above are not satisfied, a 30% withholding tax will apply to the gross amount of interest or OID (if any) on the notes that is paid to a non-U.S. Holder, unless either: (a) an applicable income tax treaty reduces or eliminates such tax, and the non-U.S. Holder claims the benefit of that treaty by providing us or our paying agent a properly completed and duly executed IRS Form W-8BEN (or suitable successor or substitute form) establishing qualification for benefits under the treaty, or (b) the interest or OID (if any) is effectively connected with the non-U.S. Holder’s conduct of a trade or business in the United States and the non-U.S. Holder provides us or our paying agent an appropriate statement to that effect on a properly completed and duly executed IRS Form W-8ECI or W-8BEN, as applicable (or suitable successor form).

If a non-U.S. Holder is engaged in a trade or business in the United States and interest or OID (if any) on a note is effectively connected with the conduct of that trade or business, the non-U.S. Holder will be required to pay U.S. federal income tax on that interest or OID (if any) on a net income basis generally in the same manner as a U.S. Holder. If a non-U.S. Holder is eligible for the benefits of an income tax treaty between the United States and its country of residence, any interest income (and OID, if any) that is effectively connected with a U.S. trade or business will be subject to U.S. federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such income is attributable to a permanent establishment (or a fixed base in the case of an individual) maintained by the non-U.S. Holder in the United States, provided that the non-U.S. Holder claims the benefit of the treaty by properly submitting an IRS Form W-8BEN. In addition, a non-U.S. Holder that is treated as a foreign corporation for U.S. federal income tax purposes may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States.

Sale, Exchange or Other Disposition of the Notes

Subject to the discussion of backup withholding below, a non-U.S. Holder generally will not be subject to U.S. federal income tax (or any withholding thereof) on any gain realized by such holder upon a sale, exchange, redemption, retirement at maturity or other disposition of a note, unless:

•	the non-U.S. Holder is an individual who is present in the U.S. for 183 days or more during the taxable year and who has a “tax home” in the United States and certain other conditions are met; or

•	the gain is effectively connected with the conduct of a U.S. trade or business of the non-U.S. Holder.

If the first exception applies, the non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% on the amount by which its U.S.-source capital gains exceed its U.S.-source capital losses. If the second exception applies, the non-U.S. Holder will generally be subject to U.S. federal income tax on the net gain derived from the sale or other disposition of the notes in the same manner as a U.S. Holder. In addition, corporate non-U.S. Holders may be subject to a 30% branch profits tax on any effectively connected earnings and profits. If a non-U.S. Holder is eligible for the benefits of an income tax treaty between the United States and its country of residence, the U.S. federal income tax treatment of any such gain may be modified in the manner specified by the treaty.

Information Reporting and Backup Withholding

When required, we or our paying agent will report to the IRS and to each non-U.S. Holder the amount of any interest (and OID, if any) paid on the notes in each calendar year, and the amount of U.S. federal income tax withheld, if any, with respect to these payments.

Non-U.S. Holders who have provided certification to us or our paying agent as to their non-U.S. status or who have otherwise established an exemption will generally not be subject to backup withholding tax if neither we nor our paying agent have actual knowledge or reason to know that such certification is unreliable or that the conditions of the exemption are in fact not satisfied. Payments of the proceeds from the sale or other disposition (including a retirement or redemption) of a note to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, additional information reporting, but generally not backup withholding, may apply to those payments if the broker is one of the following: (a) a United States person, (b) a controlled foreign corporation for U.S. federal income tax purposes, (c) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with a U.S. trade or business, or (d) a foreign partnership with specified connections to the United States.

Payment of the proceeds from a sale or other disposition (including a retirement or redemption) of a note to or through the United States office of a broker will be subject to information reporting and backup withholding unless the non-U.S. Holder certifies to us or our paying agent as to its non-U.S. status or otherwise establishes an exemption from information reporting and backup withholding, provided that neither we nor our paying agent have actual knowledge or reason to know that such certification is unreliable or that the conditions of the exemption are in fact not satisfied.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided the required information is timely furnished to the IRS.

Underwriting

Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC are acting as joint book-running managers of the offering and Citigroup Global Markets Inc. is acting as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter’s name.

Underwriter	Principal Amount of Notes
Citigroup Global Markets Inc.	$
Credit Suisse Securities (USA) LLC

Total	$

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $         per note. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price not to exceed $         per note. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

We have agreed that, for a period of 30 days from the date of this prospectus supplement, we will not, without the prior written consent of the representative offer, sell, or contract to sell, or otherwise dispose of, directly or indirectly, or announce the offering of, any debt securities issued or guaranteed by us. The representative in its sole discretion may release any of the securities subject to these lock-up agreements at anytime without notice.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by Standard Pacific
Per note		%

We estimate that our total expenses for this offering will be approximately $500,000.

In connection with the offering, the underwriters may purchase and sell notes in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of notes than they are required to purchase in the offering.

•	Covering transactions involve purchases of notes in the open market after the distribution has been completed in order to cover short positions.

•	Stabilizing transactions involve bids to purchase notes so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. In addition, affiliates of each of the underwriters are lenders, and in some cases agents or managers for the lenders, under our revolving credit facility. Citigroup Global Markets Inc. is joint lead arranger under our revolving credit facility and Citicorp North America, Inc., an affiliate of Citigroup Global Markets, and Credit Suisse AG, Cayman Islands Branch, an affiliate of Credit Suisse Securities (USA) LLC, are both lenders under our revolving credit facility. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. A typical such hedging strategy would include these underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of notes described in this prospectus supplement may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in each relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the notes have not authorized and do not authorize the making of any offer of notes through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the notes as contemplated in this prospectus supplement. Accordingly, no purchaser of the notes, other than the underwriters, is authorized to make any further offer of the notes on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement and the accompanying prospectus are only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Where you can find more information

Standard Pacific Corp. files annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the following SEC location:

Public Reference Room

100 F Street, N.E.

Washington, D.C. 20549

You can also obtain copies of these documents at prescribed rates by writing to the Public Reference Room of the SEC. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like Standard Pacific Corp., who file electronically with the SEC. The address of that web site is www.sec.gov. Unless specifically listed under “Incorporation of certain documents by reference” below, the information contained on the SEC website is not incorporated by reference in this prospectus supplement and you should not consider that information a part of this prospectus supplement.

In addition, Standard Pacific Corp.’s common stock is listed on the New York Stock Exchange and similar information concerning us can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

Incorporation of certain documents by reference

The SEC allows us to “incorporate by reference” information into this prospectus supplement. This means that we can disclose important information about us and our financial condition to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement. This prospectus supplement incorporates by reference the documents listed below that we have previously filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2012;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013 and June 30, 2013; and

•	our Current Reports on Form 8-K filed with the SEC on May 8, 2013 and May 20, 2013.

We also incorporate by reference any future filings made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus supplement and prior to the sale of all securities registered hereunder or termination of the registration statement of which this prospectus supplement is a part. Nothing in this prospectus supplement shall be deemed to incorporate information furnished but not filed with the SEC.

Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

You may request a copy of the filings incorporated herein by reference, including exhibits to such documents that are specifically incorporated by reference, at no cost, by writing or calling us at the following address or telephone number:

John P. Babel, Secretary

Standard Pacific Corp.

15360 Barranca Parkway

Irvine, California 92618

Telephone: (949) 789-1600

Statements contained in this prospectus supplement as to the contents of any contract or other documents are not necessarily complete, and in each instance investors are referred to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.

Experts

The consolidated financial statements of Standard Pacific Corp. appearing in Standard Pacific Corp.’s Annual Report on Form 10-K for the year ended December 31, 2012 and the effectiveness of Standard Pacific Corp.’s internal control over financial reporting as of December 31, 2012, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates to the extent covered by consents filed with the SEC given on the authority of such firm as experts in accounting and auditing.

Legal Matters

Gibson, Dunn & Crutcher LLP of Los Angeles, California will issue an opinion with respect to the validity of the notes offered hereby. The underwriters have been represented in connection with this offering by Cravath, Swaine & Moore LLP, New York, New York.

PROSPECTUS

STANDARD PACIFIC CORP.

Debt Securities

Guarantees of Debt Securities

Common Stock

This prospectus provides a general description of the following securities that may be offered hereunder from time to time: Standard Pacific Corp.’s debt securities, the full and unconditional guarantee of its obligations under its debt securities by certain of its wholly owned subsidiaries, and its common stock. Each time we sell securities hereunder, we will provide a supplement to this prospectus that contains specific information about the offering and the specific terms of the securities offered. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our securities.

The common stock of Standard Pacific Corp. is listed on the New York Stock Exchange under the symbol “SPF.”

Investing in our securities involves a high degree of risk. See “Risk Factors” contained in our periodic filings made with the Securities and Exchange Commission and the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 31, 2012

Unless otherwise indicated or the context otherwise requires, the terms “we,” “us” and “our” refer to Standard Pacific Corp., a Delaware corporation, and its predecessors and consolidated subsidiaries.

If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus does not extend to you.

We have not authorized anyone to give any information or make any representation about us that is different from or in addition to, that contained in this prospectus, including in any of the materials that we have incorporated by reference into this prospectus, any accompanying prospectus supplement, and any free writing prospectus prepared or authorized by us. Therefore, if anyone does give you information of this sort, you should not rely on it as authorized by us. Neither the delivery of this prospectus, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date hereof or that the information incorporated by reference herein is correct as of any time subsequent to the date of such information.

FORWARD-LOOKING STATEMENTS

Certain of the matters discussed in this prospectus or incorporated herein constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In general, “forward-looking statements” can be identified by use of words such as “expect,” “believe,” “estimate,” “project,” “forecast,” “anticipate,” “plan” and similar expressions. Our forward-looking statements represent our expectations and beliefs regarding future events. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements include those factors described under the caption “Risk Factors” contained in our periodic filings made with the Securities and Exchange Commission (“SEC”) and any prospectus supplement to this prospectus.

All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties which could cause actual events or results to differ materially from those projected. Our past performance or past or present economic conditions are not indicative of future performance or conditions. Due to these inherent uncertainties, current or potential investors in our securities are urged not to place undue reliance on forward-looking statements. In addition, we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events or changes to projections over time.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the SEC using a “shelf” registration process. Under this shelf process, we may, from time to time, offer any combination of the securities described in this prospectus in one or more offerings.

The types of securities that we may offer and sell from time to time by this prospectus are:

•	debt securities of Standard Pacific Corp., which may include guarantees of the debt securities by certain of the direct and indirect subsidiaries of Standard Pacific Corp.; and

•	common stock of Standard Pacific Corp.

We may issue debt securities convertible into shares of Standard Pacific Corp. common stock.

This prospectus provides a general description of the securities we may offer hereunder. Each time we sell securities hereunder, we will describe in a prospectus supplement, which we will deliver with this prospectus, specific information about the offering and the terms of the particular securities offered. In each prospectus supplement, we will include the following information:

•	the type and amount of securities that we propose to sell;

•	the public offering price of the securities;

•	the names of any underwriters, agents or dealers through or to which the securities will be sold;

•	any compensation of those underwriters, agents or dealers;

•	information about any securities exchanges or automated quotation systems on which the securities will be listed or traded;

•	any risk factors applicable to the securities that we propose to sell; and

•	any other material information about the offering and sale of the securities.

In addition, the prospectus supplement may also add, update or change the information contained in this prospectus.

THE COMPANY

We are a geographically diversified builder of single-family attached and detached homes. We construct homes within a wide range of price and size targeting a broad range of homebuyers, with an emphasis on moveup buyers. We have operations in major metropolitan markets in California, Florida, Texas, the Carolinas, Arizona and Colorado and we have built more than 115,000 homes during our 47-year history.

For the six months ended June 30, 2012, the percentages of our home deliveries by state and product mix (including deliveries by unconsolidated joint ventures) were as follows:

State	Percentage of Deliveries
California	37%
Florida	18
Texas	18
Carolinas	16
Arizona	7
Colorado	3
Nevada	1

Total	100%

Product mix	Percentage of Deliveries
Move-up/Luxury	73%
Entry-level	27

Total	100%

In addition to our core homebuilding operations, we also have a mortgage banking subsidiary that originates loans for our homebuyers that are generally sold in the secondary mortgage market and a title services subsidiary that acts as a title insurance agent performing title examination services for our Texas homebuyers.

USE OF PROCEEDS

Except as may be stated in the applicable prospectus supplement, we intend to use the net proceeds we receive from the sale of the securities offered by this prospectus for general corporate purposes, which may include the acquisition, development and construction of new residential properties, the acquisition of companies or operations in homebuilding and related businesses, or the repayment of existing indebtedness.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

The following Consolidated Statements of Comprehensive Income (Loss) for the three years in the period ended December 31, 2011 is derived from our audited consolidated financial statements, adjusted for the retroactive application of ASU No. 2011-05, “Presentation of Comprehensive Income”.

	Year Ended December 31,
	2011	2010	2009
	(Dollars in thousands)
Net loss	$(16,417)	$(11,724)	$(13,786)
Other comprehensive income, net of tax:
Unrealized gain on interest rate swaps	6,402	247	7,424

Comprehensive loss	$(10,015)	$(11,477)	$(6,362)

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Six Months Ended June 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Ratio of earnings to fixed charges(1)(2)	1.0x	—	—	—	—	—	—

(1)	Ratio of earnings to fixed charges is calculated by dividing earnings, as defined, by fixed charges, as defined. For this purpose, “earnings” means income from continuing operations (plus cash distributions of income from unconsolidated joint ventures) before (a) income taxes, (b) homebuilding interest, (c) expensing of previously capitalized interest included in costs of sales, (d) interest portion of rent expense, and (e) income (loss) from unconsolidated joint ventures. For this purpose, “fixed charges” means homebuilding interest incurred, whether expensed or capitalized, and the interest portion of rent expense, and excludes interest expense from our financial services subsidiary of $1.1 million and $0.7 million for the six months ended June 30, 2012 and 2011, respectively, and $1.7 million, $1.3 million, $2.1 million, $3.1 million and $6.1 million for the years ended December 31, 2011, 2010, 2009, 2008 and 2007, respectively.
(2)	For the six months ended June 30, 2011, and the years ended December 31, 2011, 2010, 2009, 2008 and 2007, our earnings were insufficient to cover fixed charges; the amount of additional earnings needed to cover fixed charges for such periods were $49.5 million, $62.8 million, $23.1 million, $75.2 million, $1,127.8 million and $656.6 million, respectively.

DESCRIPTION OF SECURITIES

The following is a general description of the terms and provisions of the securities we may offer and sell by this prospectus. These summaries are not meant to be complete. This prospectus and the applicable prospectus supplement will contain the material terms and conditions of each security. The prospectus supplement may add, update or change the terms and conditions of the securities as described in this prospectus.

COMMON STOCK, PREFERRED STOCK, STOCKHOLDERS AGREEMENT AND STOCKHOLDERS’ RIGHTS AGREEMENT

Our authorized capital stock consists of 600,000,000 shares of common stock, $0.01 par value, and 10,000,000 shares of preferred stock, $0.01 par value. Our certificate of incorporation, as amended to date, does not authorize any other classes of capital stock.

Common Stock

We have one existing class of common stock. Holders of shares of our existing common stock are entitled to one vote per share on all matters to be voted upon by our stockholders and may not cumulate votes for the election of directors.

The holders of shares of our existing common stock are entitled to receive ratably dividends as may be declared from time to time by our board of directors out of funds legally available for dividend payments, subject to any dividend preferences of any holders of any other series of common stock and preferred stock. In the event of our liquidation, dissolution or winding up, after full payment of all liabilities and liquidation preferences of any other series of common stock and any preferred stock, the holders of shares of our existing common stock are entitled to share ratably in all remaining assets. Our existing common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the shares of our existing common stock.

Our certificate of incorporation authorizes our board of directors to issue new series of common stock without stockholder approval. Subject to the Delaware corporation law, our board of directors may:

•

fix or alter the designations, powers and preferences, and relative, participating, optional or other rights, if any, and qualifications, limitations and restrictions of any new series of common stock, including, without limitation:

•	dividend rights and whether dividends are cumulative;

•	conversion rights, if any;

•

voting rights, including the number of votes, if any, per share, as well as the number of members, if any, of the board or the percentage of members, if any, of the board each series of common stock may be entitled to elect; and

•	rights and terms of redemption, including sinking fund provisions, if any, redemption price and liquidation preferences of any series of common stock;

•	fix the number of shares constituting any series and the designations of each series; and

•	increase or decrease the number of shares of any series of common stock but not below the number of shares of such series then outstanding.

Our board of directors has no power to alter the rights of any outstanding shares of our common stock. Although we currently do not intend to do so, our board of directors, without stockholder approval, may issue a new series of common stock with rights that could negatively affect the voting power or other rights of our existing common stockholders.

Our common stock is listed under the symbol “SPF” on the New York Stock Exchange. Computershare is the Transfer Agent and Registrar for our common stock.

Preferred stock

As of the date of this prospectus, there are 5,000,000 authorized shares of Series B junior participating convertible preferred stock (“Series B Preferred Stock”), of which 450,829 shares of Series B Preferred Stock are outstanding and convertible into 147.8 million shares of our common stock. The number of shares of common stock into which our Series B Preferred Stock is convertible is determined by dividing $1,000 by the applicable conversion price ($3.05, subject to customary anti-dilution adjustments) plus cash in lieu of fractional shares. The Series B Preferred Stock ranks pari passu with our common stock and junior to all other preferred stock of the Company, other than a class or series of preferred stock, the terms of which expressly provide that such class of series will rank on parity with the Series B Preferred Stock. The Series B Preferred Stock has no liquidation preference over our common stock.

The Series B Preferred Stock is convertible at the holder’s option into shares of our common stock provided that no holder, with its affiliates, may beneficially own total voting power of our voting stock in excess of 49%. The Series B Preferred Stock also mandatorily converts into our common stock upon its sale, transfer or other disposition by MP CA Homes LLC (“MatlinPatterson”) or its affiliates to an unaffiliated third party. The Series B Preferred Stock votes together with our common stock on all matters upon which holders of our common stock are entitled to vote. Each share of Series B Preferred Stock is entitled to such number of votes as the number of shares of our common stock into which such share of Series B Preferred Stock is convertible, provided that the aggregate votes attributable to such shares with respect to any holder of Series B Preferred Stock (including its affiliates), taking into consideration any other voting securities of the Company held by such stockholder, cannot exceed more than 49% of the total voting power of the voting stock of the Company. If the board of directors declares and pays a dividend on the common stock, then the board of directors is required to declare and pay to holders of Series B Preferred Stock a dividend in an amount per share of Series B Preferred Stock equal to the dividend payable on the number of shares of common stock into which each share of Series B Preferred Stock is then convertible. As of the date of this prospectus, the outstanding shares of common stock (89.4 million shares) and Series B Preferred Stock owned by MatlinPatterson represented approximately 68% of the total number of shares of our common stock outstanding on an if-converted basis.

Our board of directors may, without stockholder approval, issue in addition to the authorized but unissued shares of Series B Preferred Stock up to 5,000,000 additional shares of our undesignated preferred stock in one or more series and, subject to Delaware corporation law, may:

•

fix or alter the designations, powers and preferences, and relative, participating, optional or other rights, if any, and qualifications, limitations and restrictions of any series of preferred stock, including without limitation:

•	dividend rights and whether dividends are cumulative;

•	conversion rights, if any;

•

voting rights, including the number of votes, if any, per share, as well as the number of members, if any, of the board or the percentage of members, if any, of the board each class or series of preferred stock may be entitled to elect; and

•	rights and terms of redemption, including sinking fund provisions, if any, redemption price and liquidation preferences of any series of preferred stock;

•	fix the number of shares constituting any series and the designations of each series; and

•	increase or decrease the number of shares of any series of preferred stock if but not below the number of shares of the series then outstanding.

Our board of directors has no power to alter the rights of any outstanding shares of our preferred stock. Although we currently do not intend to do so, our board of directors may issue shares of preferred stock with voting and conversion rights which could negatively affect the voting power or other rights of our common stockholders, and the board could take that action without stockholder approval.

Effect of new issuance

If the board of directors were to approve the issuance of a new series of common stock or preferred stock, the issuance of such shares could:

•	decrease the amount of earnings and assets available for distribution to existing common stockholders;

•	make removal of the present management more difficult;

•	result in restrictions upon the payment of dividends and other distributions to the existing common stockholders;

•	delay or prevent a change in control of the Company; and

•	limit the price that investors are willing to pay in the future for our existing common stock.

Stockholders agreement

On June 27, 2008, we and MatlinPatterson entered into a stockholders agreement. The stockholders agreement provides, among other matters, as follows:

Board representation. For so long as MatlinPatterson and its affiliates own at least 10% of the total voting power of the Company, it will be entitled to designate such number of directors to serve on the Company’s board of directors as would be proportionate to the total voting power beneficially owned by MatlinPatterson and its affiliates, provided that the number of directors appointed by MatlinPatterson shall never exceed one person less than a majority of the directors then serving on the Company’s board of directors. MatlinPatterson has the right to replace any director designated by it, at any time, with or without cause, and fill any vacancy caused by the death, resignation, removal or disability, or other reason, of any director designated by it. To the extent MatlinPatterson and its affiliates decrease their holdings of voting stock of the Company, the Company has the right to request the resignation of directors designated by MatlinPatterson to maintain such appointments in proportion to MatlinPatterson’s holdings of voting stock. Each committee of the board of directors, other than the audit committee or any committee formed to consider a transaction between the Company and MatlinPatterson or its affiliates, shall contain at least one director designated by MatlinPatterson.

Corporate opportunities. As long as MatlinPatterson, its director designees and their affiliates comply with the confidentiality obligations in the stockholders agreement, the Company has renounced certain corporate and investment opportunities that may come to the attention of MatlinPatterson, its director designees and their affiliates. Such provisions do not apply to opportunities that come to the attention of such persons or entities as a result of their position with the Company or that of their affiliates with the Company.

Amendments to certain documents. The Company has agreed not to amend its certificate of incorporation or bylaws in any manner inconsistent with the stockholders agreement or to make certain amendments to the Company’s stockholder rights plan.

Standstill and transfer restrictions. MatlinPatterson has agreed to certain standstill provisions and restrictions on its and its affiliates’ ability to transfer certain of our securities.

Registration rights. MatlinPatterson is entitled to customary demand and piggyback registration rights.

Stockholders’ rights agreement

Effective December 20, 2011, we entered into an Amended and Restated Rights Agreement with Mellon Investor Services LLC. The Amended Rights Agreement amended and restated in its entirety the Company’s rights agreement, a form of which had been in effect since December 31, 2001. Our Board of Directors amended and restated the original rights agreement to update the exercise price of each preferred stock purchase right issued pursuant thereto to $20.00, extend the expiration date of such rights and the rights agreement for an additional three year period to December 31, 2014, and to make certain other clarifying and technical amendments. Each share of our common stock issued by us (prior to the expiration of the rights agreement or distribution of the rights) will have attached a right. In this prospectus, unless the context requires otherwise, all references to our common stock include the accompanying rights.

Currently, the rights are not exercisable and trade with our common stock. If the rights become exercisable, each full right, unless held by a person or group that beneficially owns more than 15% of our outstanding voting stock, will initially entitle the holder to purchase one one-hundredth of one share of our Series A Junior Participating Cumulative Preferred Stock, at an initial exercise price of $20.00, subject to adjustment. The rights will become exercisable only after a person or group has acquired, or publicly announced an intention to acquire through a tender offer or exchange offer, 15% or more of our outstanding voting stock. Under some circumstances, including the existence of a 15% acquiring person or group, each holder of a right, other than the acquiring person or group or certain transferees thereof, will be entitled to purchase at the right’s then current exercise price, shares of our common stock having a market value equal to two times the exercise price. If we are acquired by another entity after a person or group acquires 15% or more of our voting stock, each holder of a right, other than the acquiring person or group or certain transferees thereof, will be entitled to purchase shares of common stock of the acquiring entity having a market value of two times the right’s then current exercise price. The rights may be redeemed at a price of $0.001 per right until the tenth business day after a person or group acquires 15% or more of our voting stock unless we have merged or been acquired or the rights have expired prior to such date. The rights will expire on December 31, 2014, unless earlier redeemed, exchanged or exercised. The rights do not have voting or dividend rights, and until they become exercisable, do not have a dilutive effect on our earnings.

MatlinPatterson and its affiliates are defined as “Exempt Persons” under the rights agreement, and therefore will not be deemed an acquiring person, provided that MatlinPatterson and its affiliates will immediately cease to be an “Exempt Person” if a majority of the members of the Company’s board of directors who were not designated by MatlinPatterson pursuant to the Stockholders Agreement, whether or not such members constitute a quorum of the board, determine, in good faith, that (A) MatlinPatterson or its affiliates are in material breach of the Stockholders Agreement, or that the Stockholders Agreement is no longer in full force and effect, and (B) that MatlinPatterson and its affiliates shall be deemed no longer to be an “Exempt Person” under the rights agreement.

The terms of the rights are fully described in the amended and restated rights agreement between Mellon Investor Services LLC, as rights agent, and us. You should refer to the rights agreement, as amended, for a more detailed description of the terms and provisions of the rights. A copy of the amended rights agreement has been filed with and is publicly available at or from the SEC as described under the heading “Where you can find more information.”

Our rights may make more difficult or discourage an acquisition of the company that is deemed undesirable by our board of directors by causing substantial dilution to a person or group that attempts to acquire us on terms or in a manner not approved by our board of directors, except for an acquisition offer conditioned upon the purchase or redemption of our rights.

Possible anti-takeover effects of Delaware law and relevant provisions of our certificate of incorporation

In addition to our rights agreement, provisions of Delaware law and our certificate of incorporation and bylaws may make more difficult the acquisition of the company by tender offer, a proxy contest or otherwise. For example:

•

Section 203 of the Delaware General Corporation Law prohibits certain publicly-held Delaware corporations from engaging in a business combination with an interested stockholder for a period of three years following the time such person became an interested stockholder unless the business combination is approved in a specified manner. Generally, an interested stockholder is a person who, together with its affiliates and associates, owns 15% or more of the corporation’s voting stock, or is affiliated with the corporation and owns or owned 15% of the corporation’s voting stock within three years before the business combination.

•

Our certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent without a meeting, provided however for as long as MatlinPatterson and its affiliates hold at least 40% of our voting power, any action permitted to be taken by our stockholders can be effected by written consent signed by holders of our capital stock having not less than the minimum number of votes necessary to authorize such action at a meeting at which all shares of capital stock entitled to vote thereon are present and voted. Special meetings of stockholders may be called only by a majority of the members of our board of directors or by a committee thereof which has been duly provided the power and authority to call such meetings.

•

As discussed above, our certificate of incorporation permits our board of directors to issue a new series of common stock or preferred stock with terms that may make an acquisition by a third person more difficult or less attractive.

•	Our bylaws provide time limitations on stockholders who desire to present nominations for election to our board of directors or propose matters that can be acted upon at stockholders’ meetings.

Copies of our certificate of incorporation and bylaws, each as amended, have been filed with and are publicly available at or from the SEC as described under the heading “Where you can find more information.”

DEBT SECURITIES

We may offer senior, senior subordinated or subordinated debt securities pursuant to this prospectus. Senior debt securities will be issued under a senior debt indenture, senior subordinated debt securities under a senior subordinated debt indenture and subordinated debt securities under a subordinated debt indenture. We have filed a senior debt securities indenture, a senior subordinated debt indenture, and the form of a subordinated debt indenture, as exhibits to the registration statement filed with the SEC, of which this prospectus is a part. The debt securities will be issued under the indentures filed, supplemented to reflect the terms of such debt securities. References to an “indenture” below are references to the senior debt indenture, the senior subordinated debt indenture or the subordinated debt indenture, as applicable, under which a particular debt security is issued. The senior debt indenture, senior subordinated debt indenture and subordinated debt indenture are collectively referred to in this description as the “indentures.” The indentures are governed by the Trust Indenture Act. The indentures may be amended or supplemented from time to time. We will file any supplements or amendments to the indentures as exhibits to the registration statement filed with the SEC, of which this prospectus is a part. You may inspect the indentures and all amendments and supplements thereto at the office of the trustee, or as described below under the heading “Where You Can Find More Information.” The prospectus supplement for each series of debt securities will state the name of the trustee for such series.

The following is a summary of the material provisions of the indentures. It does not restate the indentures entirely and is qualified by reference to the indentures and any supplements thereto. We urge you to read the indentures and any supplements thereto.

Terms of the Debt Securities

Our debt securities will be secured or unsecured obligations. We may issue them in one or more series. The indentures do not limit the aggregate amount of debt securities that may be issued under them. Authorizing resolutions or a supplemental indenture will set forth the specific terms of each series of debt securities. The prospectus supplement for each series of debt securities will describe:

•	the title of the debt securities, and whether the debt securities are senior, senior subordinated, or subordinated debt securities;

•	the aggregate principal amount of the debt securities and any limit on the aggregate principal amount of the series of debt securities;

•	the date or dates on which principal of the debt securities will be payable;

•

the rate or rates at which the debt securities will bear any interest, as well as the dates from which interest will accrue, the dates on which interest will be payable and the record date for the interest payable on any payment date;

•

the place or places where principal, and any premium and interest, on the debt securities will be payable and where the debt securities which are in registered form can be presented for registration of transfer or exchange; and the identification of any depositary or depositaries for any global debt securities;

•	any provisions regarding our right to redeem or purchase the debt securities or the right of holders to require us to redeem or purchase the debt securities;

•	any provisions requiring or permitting us to make payments to a sinking fund to be used to purchase or redeem the debt securities;

•	any restrictions upon our ability to incur additional debt;

•	the denominations in which the debt securities are issuable;

•	the currency or currencies in which principal and interest will be payable, if other than United States dollars;

•	any additions to, modifications of or deletions from the terms of the debt securities with respect to events of default or covenants or other provisions set forth in the indenture;

•	whether and upon what terms the debt securities may be defeased if different from the provisions set forth in the indenture;

•

the percentage of the principal amount at which debt securities will be issued and, if other than the full principal amount thereof, the percentage of the principal amount of the debt securities which is payable if maturity of the debt securities is accelerated because of a default;

•	the nature and terms of the security for any secured debt securities;

•	the specific terms and conditions, if any, upon which the debt securities may be subordinated to our other indebtedness;

•	if applicable, a discussion of the material federal income tax considerations, including the tax effects of “original issue discount” securities;

•	any right of holders of the debt securities to convert them into our common or preferred stock and the terms of any such conversion; and

•	any other material terms of the debt securities, which may be in addition to or different from the terms set forth in the indenture and this prospectus.

Guarantees

Each prospectus supplement related to the issue of debt securities will also describe any guarantees by our direct and indirect 100% owned subsidiaries that may guarantee such debt securities, including the terms of subordination, if any, of any such guarantee. The guarantees will be full and unconditional and joint and several.

The indentures governing our outstanding securities provide that, in the event that any guarantee of a guarantor constitutes a fraudulent transfer or conveyance, the guarantee shall be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of the applicable guarantor, result in the obligations of such guarantor under its guarantees not constituting a fraudulent transfer or conveyance.

Any guarantor may be released as a guarantor, and its guarantee terminated upon certain sales of all or substantially all of its assets (whether by merger or otherwise), if such sale is in compliance with the terms of the indenture, the legal defeasance of the respective series of notes and its guarantees, the designation of such guarantor as an unrestricted subsidiary (as defined in the indenture), in accordance with the terms of the indenture, or as otherwise described in the prospectus supplement.

Events of Default and Remedies

An event of default with respect to any series of debt securities will be defined in the indenture or applicable supplemental indenture as being:

•	our default for 30 days in payment of any installment of interest on any debt security of that series;

•	our default in payment when due of the principal of or any premium on any of the debt securities of that series;

•

default by us in the observance or performance of any covenants in the indenture or the notes of that series, provided that with respect to certain of those covenants, we have 60 days to cure such default after we receive notice thereof from the trustee or the holders of at least 25% in principal amount of that series of debt securities then outstanding;

•	certain events involving our bankruptcy, insolvency or reorganization; and

•	any additional events of default set forth in the prospectus supplement applicable to that series of debt securities.

The trustee may withhold notice to the holders of any series of debt securities of any default, except a default in payment of principal or any premium or interest with respect to that series of debt securities, if the trustee determines it in the interest of the holders of the series of debt securities to do so.

If certain events involving our bankruptcy, insolvency or reorganization occur, all amounts of principal and interest due to the holders of such series of debt securities will become immediately due and payable. If any other event of default has occurred and is continuing with respect to any series of debt securities, the trustee or the holders of not less than 25% in principal amount of that series of debt securities then outstanding may declare the principal of all of the debt securities of that series to be due and payable immediately. However, the holders of a majority in principal amount of the debt securities of that series then outstanding by written notice to the trustee and to us may waive any default or event of default with respect to that series of debt securities, other than any continuing event of default in payment of principal or interest. Holders of a majority in principal amount of the then outstanding debt securities of any series may rescind an acceleration with respect to that series and its consequences, except an acceleration due to a default resulting from continuing nonpayment of principal or interest on that series, if the rescission would not conflict with any judgment or decree and if all existing events of default with respect to that series have been cured or waived.

The holders of a majority of the outstanding principal amount of the debt securities of any series will have the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee with respect to that series, subject to limitations specified in the indenture or supplemental indenture.

Defeasance

The indenture provides that we, at our option, may:

•

terminate all our obligations under any covenant in the indenture as they relate to any particular series of debt securities, other than the obligation to pay any interest on and the principal of the debt securities of that series and certain other obligations, after which such securities shall be deemed to be not outstanding for the purpose of any direction, waiver, consent or declaration or act of the holders of such debt securities in connection with such covenants, but shall continue to be outstanding for all other purposes under the indenture; and

•

terminate all of our obligations under the indenture as they relate to any particular series of debt securities, except the rights of holders to receive from the trust fund created therefor payment in respect of principal and interest and obligations relating to such defeasance, after which we shall be deemed to have paid and discharged the entire indebtedness represented by such series of debt securities.

To exercise any such option, we are required, among other things, to:

•

deposit in trust with the trustee, under an irrevocable trust and security agreement, money or United States government obligations or a combination thereof in an amount and at such times sufficient to pay principal of and any interest on the debt securities of that series to their maturity or redemption; and

•

comply with other conditions, including delivery to the trustee of an opinion of counsel (in the case of the first option in form reasonably satisfactory to the trustee and in the case of the second option to the effect that (1) we have received from, or there has been published by the Internal Revenue Service a ruling, or (2) since the issue date of such series of debt securities there has been a change in the applicable federal income tax law), in each case to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of the right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise.

Transfer and Exchange

A holder will be able to transfer or exchange debt securities only in accordance with the indenture. The registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the indenture.

Amendment, Supplement and Waiver

Without the consent of any holder, we and the trustee may amend or supplement the indenture or the debt securities to:

•	add covenants, agreements and obligations applicable to us for the benefit of the holders of any series of debt securities or to surrender any right or power conferred by the indenture upon us;

•	evidence the assumption by a successor corporation of our obligations under the indenture and any series of debt securities;

•

appoint a successor trustee with respect to any series of debt securities and to add to or change any provision of the indenture as is necessary to provide for or facilitate the administration of any trusts created pursuant to the indenture by more than one trustee;

•	establish the form or terms of any series of unissued debt securities;

•	provide that specific provisions of the indenture will not apply to a particular series of unissued debt securities;

•	provide for uncertificated debt securities in addition to or in place of certificated debt securities;

•	cure any ambiguity, omission, defect or inconsistency;

•	secure the debt securities; or

•	make any change that does not adversely affect the rights of any holder of debt securities.

With the exceptions discussed below, we and the trustee may amend or supplement the indenture or the debt securities of a particular series with the consent of the holders of at least a majority in principal amount of the affected series then outstanding. In addition, the holders of a majority in principal amount of the debt securities of that series then outstanding may waive any existing default under, or compliance with, any provision of the indenture relating to a particular series of debt securities, other than any continuing event of default in payment of interest or principal. These consents and waivers may be obtained in connection with a tender offer or exchange offer for debt securities.

Without the consent of each holder affected, we and the trustee may not:

•	reduce the amount of debt securities of any series whose holders must consent to an amendment, supplement or waiver;

•	reduce the rate of or change the time for payment of interest;

•	reduce the principal of or change the fixed maturity of any debt security or alter any provision with respect to redemptions or mandatory offers to repurchase debt securities;

•	make any debt security payable at a place or in money other than that stated in the debt security;

•	modify certain provisions of the indenture relating to waivers that require the consent of holders;

•

modify the provision confirming that the rights of holders to receive payment of principal and interest with respect to any debt security, on or after the respective due dates, or to bring suit to enforce such payment on or after such respective dates;

•	adversely modify the ranking or priority of the debt securities; or

•	waive a continuing default in the payment of principal of or interest on the debt securities.

The right of any holder to participate in any consent required or sought pursuant to any provision of the indenture, and our obligation to obtain any consent otherwise required from that holder, may be subject to the requirement that the holder shall have been the holder of record of any debt securities with respect to which the consent is required or sought as of a date identified by the trustee in a notice furnished to holders in accordance with the indenture.

Book-Entry, Delivery and Form

Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be issued in book-entry form and will be represented by one or more notes in registered global form. The global notes will be deposited with the trustee as custodian for The Depository Trust Company, or DTC, and registered in the name of Cede & Co., as DTC’s nominee or such other name as may be requested by DTC. DTC will maintain the notes in denominations of $1,000 and integral multiples thereof through its book-entry facilities. Purchases and sales of ownership interests in the debt securities will be accomplished by entries on the books of direct and indirect participants in the DTC system.

Under the terms of the indenture, we and the trustee may treat the persons in whose names any notes, including the global notes, are registered as the owners thereof for the purpose of receiving payments and for any and all other purposes whatsoever. Therefore so long as DTC or its nominee is the registered owner of the global notes, DTC or such nominee will be considered the sole holder of outstanding notes under the indenture. We or the trustee may give effect to any written certification, proxy or other authorization furnished by DTC or its nominee.

A global note may not be transferred except as a whole by DTC, its successors or their respective nominees. Interests of beneficial owners in the global note may be transferred or exchanged for definitive securities in accordance with the rules and procedures of DTC. In addition, a global note may be exchangeable for notes in definitive form if:

•	DTC notifies us that it is unwilling or unable to continue as a depositary and we do not appoint a successor within 90 days; or

•	we, at our option, notify the trustee in writing that we elect to cause the issuance of notes in definitive form under the indenture.

In each instance, upon surrender by DTC or its nominee of the global note, notes in definitive form will be issued to each person that DTC or its nominee identifies as being the beneficial owner of the related notes.

Under the indenture, the holder of any global note may grant proxies and otherwise authorize any person, including its participants and persons who may hold interests through DTC participants, to take any action which a holder is entitled to take under the indenture.

Concerning the Trustee

In case an event of default occurs and is not cured, the trustee will be required, in the exercise of its power, to use the degree of care and skill as a prudent person would exercise under the circumstances in the conduct of its own affairs. The trustee may refuse to perform any duty or exercise any right or power under the indenture, including proceeding to enforce a lien in an event of default, unless it receives indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The laws of the State of New York will govern the indenture and the debt securities.

PLAN OF DISTRIBUTION

The securities that may be offered by this prospectus may be sold:

•	through agents;

•	to or through underwriters;

•	to or through broker-dealers (acting as agent or principal);

•	in “at the market offerings” within the meaning of Rule 415(a)(4) of the Securities Act, to or through a market maker or into an existing trading market, on an exchange, or otherwise;

•	directly to purchasers, through a specific bidding or auction process or otherwise; or

•	through a combination of any such methods of sale.

Agents, underwriters or broker-dealers may be paid compensation for offering and selling the securities. That compensation may be in the form of discounts, concessions or commissions to be received from us, from the purchasers of the securities or from both us and the purchasers. The compensation received may be in excess of customary discounts, concessions or commissions. Any underwriters, dealers, agents or other investors participating in the distribution of the securities may be deemed to be “underwriters,” as that term is defined in the Securities Act, and compensation and profits received by them on sale of the securities may be deemed to be underwriting commissions, as that term is defined in the rules promulgated under the Securities Act.

Each time the securities are offered by this prospectus, the prospectus supplement, if required, will set forth:

•	the name of any underwriter, dealer or agent involved in the offer and sale of the securities;

•	the terms of the offering;

•	any discounts concessions or commissions and other items constituting compensation received by the underwriters, broker-dealers or agents;

•	any over-allotment option under which any underwriters may purchase additional securities from us;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers;

•	any securities exchanges on which the securities may be listed; and

•	the anticipated date of delivery of the securities.

The securities may be sold at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices relating to the prevailing market prices or at negotiated prices. The distribution of securities may be effected from time to time in one or more transactions, by means of one or more of the following transactions, which may include crosses or block trades:

•	exchange offers or other transactions on the New York Stock Exchange or any other organized market where the securities may be traded;

•	in the over-the-counter market;

•	in negotiated transactions;

•	through put or call option transactions relating to the securities;

•	under delayed delivery contracts or other contractual commitments; or

•	a combination of such methods of sale.

If underwriters are used in a sale, securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions. Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. If an underwriter or underwriters are used in the sale of securities, an underwriting agreement will be executed with the underwriter or underwriters at the time an agreement for the sale is reached. This prospectus and the prospectus supplement will be used by the underwriters to resell the securities.

To comply with the securities laws of certain states, if applicable, the securities offered by this prospectus will be offered and sold in those states only through registered or licensed brokers or dealers.

Agents, underwriters and dealers may be entitled under agreements entered into with us to indemnification by us against specified liabilities, including liabilities incurred under the Securities Act, or to contribution by us to payments they may be required to make in respect of such liabilities. The prospectus supplement will describe the terms and conditions of such indemnification or contribution. Some of the agents, underwriters or dealers, or their respective affiliates may be customers of, engage in transactions with or perform services for us in the ordinary course of business. We will describe in the prospectus supplement naming the underwriter the nature of any such relationship.

Our common stock is listed on the New York Stock Exchange. Unless otherwise specified in the applicable prospectus supplement, each other class or series of securities issued will be a new issue with no established trading market. We may elect to list any other class or series of securities on any exchange, but we are not currently obligated to do so. It is possible that one or more underwriters, if any, may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the securities.

Certain persons participating in the offering may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. We make no representation or prediction as to the direction or magnitude of any effect that such transactions may have on the price of the securities. For a description of these activities, see the information under the heading “Underwriting” in the applicable prospectus supplement.

Concurrently with any offering of debt securities that are convertible into or exercisable or exchangeable for our common stock, we may offer from time to time our common stock by means of a separate prospectus supplement. In addition, we may agree to loan common stock to affiliates of the underwriters, dealers or agents for such debt securities or common stock, which affiliates we refer to as the “share borrowers,” pursuant to a share lending agreement to be described in the applicable prospectus supplement. Such share borrowers may use the borrowed shares or the proceeds therefrom to facilitate transactions by which investors in the debt securities may hedge their investments in such debt securities. In connection with facilitating those transactions, the share borrowers and their affiliates may receive customary, negotiated fees from investors.

In connection with any offering of debt securities that are convertible into or exercisable or exchangeable for our common stock, we may enter into convertible debt security hedge transactions with affiliates of the underwriters. Such convertible debt security hedge transactions may reduce the potential dilution to us upon conversion of such debt securities. We may apply a portion of the net proceeds from the sale of the debt securities to pay the cost of such convertible debt security hedge transactions.

In connection with establishing an initial hedge of these transactions, the hedge counterparty or its affiliates may enter into various derivative transactions with respect to our common stock, concurrently with or shortly after the pricing of such debt securities. These activities could have the effect of increasing or preventing a decline in the price of our common stock concurrently with or shortly after the pricing of such debt securities.

In addition, the hedge counterparty or its affiliates will likely modify its hedge position following the pricing of such debt securities from time to time by entering into or unwinding various derivative transactions and/or purchasing or selling our common stock in secondary market transactions prior to the maturity of such debt securities (including during any settlement period in respect of any conversion of such debt securities). The effect, if any, of any of these transactions and activities on the market price of our common stock or such debt securities will depend in part on market conditions and cannot be ascertained at this time. Any of these activities could impact the price of our common stock and the value of such debt securities and, as a result, the value of the consideration and the number of shares, if any, that an investor would receive upon conversion of such debt securities and, under certain circumstances, such investor’s ability to convert such debt securities.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC registering the securities that may be offered and sold hereunder. The registration statement, including exhibits thereto, contains additional relevant information about us and these securities that, as permitted by the rules and regulations of the SEC, we have not included in this prospectus. A copy of the registration statement can be obtained at the address set forth below. You should read the registration statement for further information about us and these securities.

Standard Pacific Corp. files annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the following SEC location:

Public Reference Room

100 F Street, N.E.

Washington, D.C. 20549

You can also obtain copies of these documents at prescribed rates by writing to the Public Reference Room of the SEC. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like Standard Pacific Corp., who file electronically with the SEC. The address of that web site is www.sec.gov. Unless specifically listed under “Incorporation of certain documents by reference” below, the information contained on the SEC website is not incorporated by reference in this prospectus and you should not consider that information a part of this prospectus.

In addition, Standard Pacific Corp.’s common stock is listed on the New York Stock Exchange and similar information concerning us can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

EXPERTS

The consolidated financial statements of Standard Pacific Corp. appearing in Standard Pacific Corp.’s Annual Report (Form 10-K) for the year ended December 31, 2011, and the effectiveness of Standard Pacific Corp.’s internal control over financial reporting as of December 31, 2011, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports and Standard Pacific Corp.’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2011 given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

Gibson, Dunn & Crutcher LLP of Irvine, California will issue an opinion with respect to the validity of the securities to be offered and sold by this prospectus. If counsel for any underwriters passes on legal matters in connection with an offering of the securities described in this prospectus, we will name that counsel in the prospectus supplement relating to that offering.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information about us and our financial condition to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2011;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012;

•	our Current Reports on Form 8-K filed March 2, 2012, March 14, 2012, May 10, 2012 and May 11, 2012;

•	our definitive Proxy Statement, in connection with our 2012 Annual Meeting of Stockholders filed March 28, 2012;

•

the description of our common stock contained in our Registration Statement on Form 8-B (File No. 1-10959), filed December 17, 1991, and any amendments or reports filed for the purpose of updating that description; and

•

the description of our preferred stock purchase rights contained in our Registration Statement on Form 8-A (File No. 1-10959), filed December 28, 2001, and any amendments or reports filed for the purpose of updating that description.

We also incorporate by reference any future filings made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and prior to the sale of all securities registered hereunder or termination of the registration statement of which this prospectus is a part. Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of the filings incorporated herein by reference, including exhibits to such documents that are specifically incorporated by reference, at no cost, by writing or calling us at the following address or telephone number:

John P. Babel, Secretary

Standard Pacific Corp.

15360 Barranca Parkway

Irvine, California 92618

Telephone: (949) 789-1600

Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance investors are referred to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.

Standard Pacific Corp.